UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Santiago, Chile, April 03, 2014 – Sociedad Química y Minera de Chile S.A. (SQM), reports the translation of the financial statements that were filed with the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros de Chile) for the year ended December 31, 2014.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended

December 31, 2013

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

In Thousands of United States Dollars

This document includes:

-	Report of Independent Register Public Accountings Firm

-	Consolidated Classified Statements of Financial Position

-	Consolidated Statements of Income by Function

-	Consolidated Statements of Comprehensive Income

-	Consolidated Statements of Cash Flows

-	Statements of Changes in Equity

-	Notes to the Consolidated Financial Statements

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	1

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents – Consolidated Financial Statements

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	2

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents – Consolidated Financial Statements (continued)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	3

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents – Consolidated Financial Statements (continued)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	4

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents – Consolidated Financial Statements (continued)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	5

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents – Consolidated Financial Statements (continued)

Note		Page

18	Provisions and other non-financial liabilities
	18.1 Types of provisions	149
	18.2 Description of other provisions	150
	18.3 Other non-financial liabilities, current	150
	18.4 Changes in provisions	151
	18.5 Detail of main types of provisions	153

19	Contingencies and restrictions
	19.1 Lawsuits or other relevant events	154
	19.2 Restrictions to management or financial limits	159
	19.3 Commitments	160
	19.4 Restricted or pledged cash	160
	19.5 Securities obtained from third parties	161
	19.6 Indirect guarantees.	162

20	Revenue	164

21	Earnings per share	164

22	Borrowing costs	165

23	Effect of fluctuations on foreign currency exchange rates	166

24	Environment
	24.1 Disclosures on disbursements related to the environment	167
	24.2 Detail of information on disbursements related to the environment	168
	24.3 Description of each project indicating whether these are in process or have been finished	181

25	Other current and non-current non-financial assets	186

26	Operating segments
	26.1 Operating segments	187
	26.2 Operating segments disclosures	189
	26.3 Statement of comprehensive income classified by operating segments based on groups of products	191
	26.4 Revenue from transactions with other company operating segments	193

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	6

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents – Consolidated Financial Statements (continued)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	7

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	As of December 31, 2013 ThUS$	As of December 31, 2012 ThUS$

Current assets
Cash and cash equivalents	7.1	476,622	324,353
Other current financial assets	10.1	460,173	316,103
Other current non-financial assets	25	44,230	67,820
Trade and other receivables, current	10.2	330,992	510,616
Trade receivables due from related parties, current	9.5	128,026	101,372
Current inventories	8	955,530	890,579
Current tax assets	28.1	59,476	30,234
Total current assets		2,455,049	2,241,077

Non-current assets
Other non-current financial assets	10.1	95	29,492
Other non-current non-financial assets	25	36,505	23,339
Trade receivables, non-current	10.2	1,282	1,311
Investments in associates	11	51,075	50,955
Investments in joint ventures	12	25,943	19,343
Intangible assets other than goodwill	13.1	104,363	99,754
Goodwill	13.1	38,388	38,388
Property, plant and equipment	14.1	2,054,377	1,912,549
Deferred tax assets	28.4	531	223
Total non-current assets		2,312,559	2,175,354
Total assets		4,767,608	4,416,431

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	8

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION, (continued)

Liabilities and Equity	Note	As of December 31, 2013 ThUS$	As of December 31, 2012 ThUS$
Liabilities
Current liabilities
Other current financial liabilities	10.4	401,426	152,843
Trade and other payables, current	10.5	150,960	207,944
Trade payables due to related parties, current	9.6	-	19
Other current provisions	18.1	17,953	18,489
Current tax liabilities	28.2	31,707	23,624
Provisions for employee benefits, current	15.1	25,236	33,974
Other current non-financial liabilities	18.3	95,353	172,200
Total current liabilities		722,635	609,093

Non-current liabilities
Other non-current financial liabilities	10.4	1,417,390	1,446,194
Other non-current provisions	18.1	8,633	7,357
Deferred tax liabilities	28.4	154,295	125,445
Provisions for employee benefits, non-current	15.1	32,414	40,896
Total non-current liabilities		1,612,732	1,619,892
Total liabilities		2,335,367	2,228,985

Equity	17
Share capital		477,386	477,386
Retained earnings		1,909,725	1,676,169
Other reserves		(10,491)	(20,772)
Equity attributable to owners of the Parent		2,376,620	2,132,783
Non-controlling interests		55,621	54,663
Total equity		2,432,241	2,187,446
Total liabilities and equity		4,767,608	4,416,431

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	9

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		January to December
	Note	2013	2012
		ThUS$	ThUS$

Revenue	20	2,203,140	2,429,160
Cost of sales	27.2	(1,481,690)	(1,400,567)
Gross profit		721,450	1,028,593

Other income	27.3	96,716	12,702
Administrative expenses	27.4	(105,189)	(106,442)
Other expenses by function	27.5	(49,397)	(34,628)
Other gains (losses)	27.6	(11,391)	683
Profit (loss) from operating activities		652,189	900,908
Finance income		12,696	29,068
Finance costs	22	(58,608)	(54,095)
Share of profit of associates and joint ventures accounted for using the equity method		18,786	24,357
Foreign currency translation differences	23	(11,954)	(26,787)
Profit (loss) before taxes		613,109	873,451
Income tax expense, continuing operations	28.4	(138,539)	(216,082)

Profit (loss) from continuing operations		474,570	657,369

Profit for the year		474,570	657,369
Profit attributable to
Owners of the Parent		467,113	649,167
Non-controlling interests		7,457	8,202
Profit for the year		474,570	657,369

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	10

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION (continued)

		January to December
	Note	2013	2012
		US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	1,7748	2,4665

Basic earnings per share (US$ per share) from continuing operations		1,7748	2,4665

Diluted common shares
Diluted earnings per share (US$ per share)	21	1,7748	2,4665

Diluted earnings per share (US$ per share) from continuing operations		1,7748	2,4665

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	11

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	January to December
	2013	2012
Statements of comprehensive income	ThUS$	ThUS$

Profit for the year	474,570	657,369
Components of other comprehensive income before taxes and foreign currency translation differences
Gain (loss) from foreign currency translation differences, before taxes	(3,559)	982
Other comprehensive income before taxes and foreign currency translation differences	(3,559)	982
Cash flow hedges
(Gain) loss from cash flow hedges before taxes	15,778	(7,872)
Other comprehensive income before taxes and cash flow hedges	15,778	(7,872)
Other comprehensive income before taxes and actuarial gains (losses) from defined benefit plans	1,012	711
Other miscellaneous reserves	-	-
Other components of other comprehensive income before taxes	13,231	(6,179)

Income taxes associated with components of other comprehensive income
Income taxes associated with cash flow hedges in other comprehensive income	(3,022)	1,580
Income taxes associated with components of other comprehensive income	(3,022)	1,580

Other comprehensive income	10,209	(4,599)

Total comprehensive income	484,779	652,770

Comprehensive income attributable to
Owners of the Parent	477,394	644,507
Non-controlling interests	7,385	8,263
Total comprehensive income	484,779	652,770

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	12

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Statements of cash flows	Note	12/31/2013	12/31/2012
		ThUS$	ThUS$
Cash flows from (used in) operating activities

Types of receipts from operating activities

Cash receipts from sales of goods and rendering of services		2,392,696	2,387,979
Other cash receipts from operating activities		-	-

Types of payments
Cash payments to suppliers for the provision of goods and services		(1,496,053)	(1,447,970)
Cash payments to and on behalf of employees		(48,033)	(44,429)
Other payments related to operating activities		(24,774)	(8,396)
Dividends received		16,423	15,126
Interest paid		(87,018)	(59,509)
Interest received		12,696	24,368
Reimbursed (paid) income taxes		(119,107)	(250,201)
Other incomes (outflows) of cash		4,883	33,238

Net cash generated from (used in) operating activities		651,713	650,206

Cash flows from (used in) investing activities
Cash receipts from the loss of control of subsidiaries and other businesses		-	961
Other cash payments made to acquire interests in joint ventures		(69)	(197)
Proceeds from the sale of property, plant and equipment		216	2,050
Proceeds from sale of intangible assets		86,157	-
Acquisition of property, plant and equipment		(386,495)	(449,984)
Cash advances and loans granted to third parties		528	(623)
Other incomes (outflows) of cash (*)		(187,722)	(115,092)

Net cash generated from (used in) investing activities		(487,385)	(562,885)

(*)Includes other cash receipts (payments), investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they have a maturity date greater than 90 days from their date of origin.

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	13

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Note	12/31/2013	12/31/2012
		ThUS$	ThUS$
Cash flows from (used in) financing activities

Proceeds from issue of capital instruments		-	-
Proceeds from long-term borrowings		300,000	366,502
Proceeds from short-term borrowings		160,000	-
Total proceeds from borrowings		460,000	366,502
Repayment of borrowings		(176,485)	(220,000)
Dividends paid		(279,668)	(334,762)
Other cash receipts (payments)		(6,132)	(9,437)

Net cash generated from (used in) financing activities		(2,285)	(197,697)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		162,043	(110,376)

Effects of exchange rate fluctuations on cash held		(9,774)	(10,263)
Net (decrease) increase in cash and cash equivalents		152,269	(120,639)

Cash and cash equivalents at beginning of period		324,353	444,992
Cash and cash equivalents at end of period		476,622	324,353

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	14

Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENTS OF CHANGES IN EQUITY

2013	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

Restated opening balance of equity	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

Profit for the year	-	-	-	-	-	-	467,113	467,113	7,457	474,570

Other comprehensive income	-	(3,487)	12,756	1,012	-	10,281	-	10,281	(72)	10,209

Comprehensive income	-	(3,487)	12,756	1,012	-	10,281	467,113	477,394	7,385	484,779

Dividends	-	-	-	-	-	-	(233,557)	(233,557)	(6,427)	(239,984)

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	-	-	-	-

Increase (decrease) in equity	-	(3,487)	12,756	1,012	-	10,281	233,556	243,837	958	244,795

Equity As of December 31, 2013	477,386	(3,817)	(3,766)	(1,231)	(1,677)	(10,491)	1,909,725	2,376,620	55,621	2,432,241

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	15

Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENTS OF CHANGES IN EQUITY

2012	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

Restated opening balance of equity	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

Profit for the year							649,167	649,167	8,202	657,369

Other comprehensive income	-	921	(6,292)	711	-	(4,660)	-	(4,660)	61	(4,599)

Comprehensive income	-	921	(6,292)	711	-	(4,660)	649,167	644,507	8,263	652,770

Dividends	-	-	-	-	-	-	(324,558)	(324,558)	(5,146)	(329,704)

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	-	-	-	-

Increase (decrease) in equity	-	921	(6,292)	711	-	(4,660)	324,609	319,949	3,117	323,066

Equity As of December 31, 2012	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	16

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Notes to the Consolidated Financial
Statements as of December 31, 2013

Sociedad Química y Minera de Chile S.A.

and Subsidiaries

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	17

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 1 – Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an joint stock corporation organized under the laws of the Republic of Chile, Tax Identification No.93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur Sitio N° 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Edificio Administración s/n - María Elena; Edificio Administración s/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilómetro 1378 Ruta 5 Norte - Antofagasta, Planta Coya Sur s/n - María Elena, kilómetro 1760 Ruta 5 Norte - Pozo Almonte, Planta Cloruro de Potasio Salar de Atacama s/n - San Pedro de Atacama, Planta Sulfato de Potasio Salar de Atacama s/n – San Pedro de Atacama, Campamento Minsal s/n Planta CL, Potasio – San Pedro de Atacama, Ex Oficina Salitrera Iris S/N, Comuna de Pozo Almonte, Iquique..

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)
-	2200 (Chemical products)
-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the largest known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression within the Atacama desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	18

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by maintaining close relations with its customers for which it has specialized staff who provide expert advisory services in best practices for fertilization according to each type of crop, soil and climate. Within this line of business, potassium derivative products and specialty potassium nitrate have had a leading role given their unique characteristcs that allow it, among other things, to ensure an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple forms and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizer mixtures.

Iodine: The Company is a major producer of iodine a global level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as an X ray contrast media and as polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is not only used for rechargeable batteries and in new technologies for electric cars, but is also used in industrial applications to lower melting temperature and to help save costs and energy.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	19

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a large number of production processes. SQM has participated in this line of business for years producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. Industrial nitrates have become increasingly important over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries such as Spain and the United States as they look to decrease CO2 emissions

Potassium: Potassium is a primary essential macro-nutrient, that although does not form part of the plant’s structure, has a significant role in the development of its basic functions, ensuring the quality of a crop, increasing post-crop life, improving crop flavor, its vitamin content and its physical appearance. Within this business line, SQM also has potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit.)

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background:

Staff

As of December 31, 2013 and December 31, 2012, staff was detailed as follows:

	12/31/2013	12/31/2012

Permanent staff	4,792	5,643

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	20

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 1 – Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of December 31, 2013 and December 31, 2012, in respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of December 31, 2013	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	56,302,367	46.77%	21.39%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,758,830	31.34%	6,971,799	5.79%	19.65%
Inversiones El Boldo Limitada	29,225,196	20.46%	18,028,676	14.98%	17.95%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
BTG Pactual Chile S.A. C de B	15,593,709	10.92%	797,393	0.66%	6.23%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of foreign investors	20,950	0.01%	5,428,234	4.51%	2.07%
Banco de Chile on behalf of non-resident third parties	-	-	5,234,823	4.35%	1.99%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%

(*) Total Pampa Group 29.9%

Shareholder as of December 31, 2012	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
Inversiones El Boldo Limitada	44,751,196	31.33%	17,571,676	14.60%	23.68%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,558,830	31.20%	9,003,799	7.48%	20.35%
The Bank of New York	-	-	46,559,106	38.68%	17.69%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%
Potasios de Chile S.A.(*)	17,919,147	12.55%	-	-	6.81%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	-	-	4,579,293	3.80%	1.74%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%
Banco Santander on behalf of foreign investors	-	-	3,238,105	2.69%	1.23%
Banco de Chile on behalf of non-resident third parties	-	-	3,082,612	2.56%	1.17%

(*) Total Pampa Group 30.50%

On December 31, 2013 the total number of shareholders had risen to 1,331.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	21

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods

-	Consolidated Statements of Financial Position for the years ended December 31, 2013 and December 31, 2012.

-	Consolidated Statements of Changes in Equity for the years ended December 31, 2013 and 2012.

-	Consolidated Statements of Comprehensive Income for the years between January 1and December 31, 2013 and 2012.

-	Statements of Cash Flows –Direct method for the years ended December 31, 2013 and 2012.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	22

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.2	Financial statements

The consolidated interim financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries, have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved application of the aforementioned international standards issued by the International Accounting Oversight Board (IASB).

These annual consolidated financial statements reflect fairly the Company’s equity and financial position and the results of its operations, changes in the statement of recognized revenue and expenses and cash flows, which have occurred during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company and its subsidiaries are included in detail in this Note.

The accounting policies used in the preparation of these consolidated annual and interim accounts comply with each IFRS in force at their date of presentation. Certain reclassifications have been made for comparative purposes.

2.3	Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis except for the following material items:

-	inventories are recorded at the lower of cost and net realizable value;
-	other current and non-current asset and financial liabilities at amortized cost;
-	financial derivatives at fair value; and
-	staff severance indemnities and pension commitments at actuarial value.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	23

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements.

a)	The following standards, interpretations and amendments are mandatory for the first time for the annual periods beginning on January 1, 2013:

Standards and interpretations	Mandatory for annual periods beginning on

Revised IAS 19 Employee Benefits was adopted on January 1, 2013, with retrospective effect. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses and the return on plan assets arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income.	01/01/2013

IAS 27, “Separate Financial Statements”, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements.	01/01/2013

IFRS 10, “Consolidated Financial Statements”, which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” and all of SIC-12, “Consolidation – Special Purpose Entities”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.	01/01/2013

IFRS 11 ‘Joint Arrangements’

In May 2011, the IASB issued IFRS 11 ‘Joint Arrangements’, one of a suite of standards relating to interests in other entities and related disclosures. IFRS 11 establishes a principle that applies to the accounting for all joint arrangements, whereby parties to the arrangement account for their underlying contractual rights and obligations relating to the joint arrangement. IFRS 11 identifies two types of joint arrangements. A ‘joint venture’ is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A ‘joint operation’ is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Investments in joint ventures are accounted for using the equity method. Investments in joint operations are accounted for by recognizing the group’s assets, liabilities, revenue and expenses relating to the joint operation.

01/01/2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	24

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Standards and interpretations	Mandatory for annual periods beginning on

IFRS 12 ‘Disclosures of Interests in Other Entities’ combines all the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard.	01/01/2013

IFRS 13 Fair Value Measurement was adopted on January 1, 2013, with prospective effect. The standard affects nearly all instances where assets and liabilities are currently recognised or disclosed at fair value, primarily by refining the measurement concept to reflect an asset or liability’s exit value. The standard also introduces certain additional considerations to the measurement process and additional disclosures.	01/01/2013

Amendments and improvements	Mandatory for annual periods beginning on

Revised IAS 1 Presentation of Financial Statements changes the presentation of items in the Consolidated Statement of Comprehensive Income to distinguish between those items of other comprehensive income that under other accounting standards may be reclassified to income in later periods and those that are not.

07/01/2012

IAS 28, “Investments in Associates and Joint Ventures”, was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.	01/01/2013

Revised IFRS 7 Financial Instruments: Disclosures introduces disclosures relating to the offsetting of certain financial assets and financial liabilities, principally derivative contracts and trade receivables and payables.	01/01/2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	25

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on

IFRS 10 “Consolidated Financial Statements”, NIIF 11 “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities”

Clarifies the transitional provisions for IFRS 10 indicating changes should be applied on the first day of the annual period in which the standard is adopted. Therefore, it may be necessary to make amendments to comparative information presented in such a period, if the evaluation of control over investments differs from that recognized in accordance with IAS 27/SIC 12.

01/01/2013

Improvements to International Financial Reporting Standards (2011)

Issued in May 2012.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” – clarifies that an entity may apply IFRS 1 more than once under certain circumstances.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” – clarifies that an entity may adopt IAS 23, "Borrowing Costs" on the transition date or from an earlier date.

IAS 1 “Presentation of Financial Statements” – clarifies the requirements for comparative information when an entity presents a third column in the balance sheet.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” – clarifies that an entity adopting IFRS for the first time may present information in footnotes for all periods presented.

IAS 16 “Property, Plant and Equipment” – clarifies that spare-parts and service equipment should be classified as Property, Plant and Equipment as opposed to inventories when they meet the definition of Property, Plant and Equipment.

IAS 32 “Financial Instruments: Presentation” – clarifies the treatment of income tax related to distribution and transaction costs.

IAS 34 “Interim Financial Reporting” – clarifies the disclosure requirements of assets and liabilities by segments at interim periods, conforming to the same requirements applicable to annual financial statements.

01/01/2013

The adoption of the standards, interpretations and amendments above had no significant impact on the Company’s consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	26

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

b)	The new standards, interpretations and amendments issued not yet effective for the annual period 2013 which have not been early adopted are listed below.

Standards and interpretations	Mandatory for annual periods beginning on

IFRS 9 ‘Financial Instruments: Classification and Measurement’ introduces new requirements for classifying and measuring financial assets and financial liabilities and, when finalized, will address hedge accounting and impairment of financial assets. The effective date for IFRS 9 is not expected to be before 1 January 2017. The amendments to existing accounting standards that are effective from 1 January 2014, ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32) and ‘Recoverable Amount Disclosures for Non-Financial Assets’ (Amendments to IAS 36).	Not yet determined

IFRIC 21 Levies, issued in May 2013, addresses the accounting for liabilities to pay levies that are within the scope of IAS 37 Provisions, contingent liabilities and contingent assets.	01/01/2014

Amendments and improvements	Mandatory for annual periods beginning on

The amendments to IAS 32 Financial Instruments: Presentation, issued in December 2011, clarify the requirements for offsetting financial assets and financial liabilities in the financial statements.	01/01/2014

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	27

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on

IAS 27 “Separate Financial Statements”; IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of Interests in Other entities”

Issued in October 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exemption for the consolidation of subsidiaries under IFRS 10 Consolidated Financial Statements for entities meeting the definition for an “investment entity”, such as investment funds. The amendments require the use of fair value through profit or loss in conformity with IFRS 9 Financial Instruments in its consolidated and separate financial statements. The amendment also introduces new disclosure requirements relative to investment entities in IFRS 12 and IAS 27.

01/01/2014

IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is higher than their recoverable value (i.e. the higher of value in use and fair value less costs to sell), which could lead to recording an impairment loss.

Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

01/01/2014

IAS 39 “Financial Instruments: Recognition and Measurement” Issued in June 2013, under the amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2014, with earlier application being permitted. The amendments also include changes in contractual guarantee requirements, right of offset for trade receivables also payables, taxes and levies.	01/01/2014

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	28

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on

IFRS 9 "Financial Instruments" Issued in November 2013, amendments primarily include a substantial review of hedge accounting to allow entities to better reflect their risk management activities in the financial statements. This amendment also allows entities to early adopt the requirement of recognizing changes in the fair value attributable to changes in the entity's credit risk in other comprehensive income (for financial liabilities that are recorded under the fair value option). Such an amendment may be applied without having to adopt the remainder of IFRS 9	Not yet determined

IAS 19 “Employee Benefits”

Issued in November 2013, this amendment applies to employee or third party contributions to defined benefit plans. The objective of this amendment is to simplify the accounting recognition of contributions that are independent of the number of years of employee service; i.e., employees’ contributions that are calculated in accordance with a fixed salary percentage.

07/01/2014

Improvements to Information Financial Reporting Standards (2012)

Issued in December 2013.

IFRS 2 “Share-based Payment” – clarifies the definition of “vesting conditions and “market conditions” and defines separately “performance conditions” and “service conditions.” Such an amendment should be applied prospectively on share-based payment transactions whose grant date is July 1, 2014 or after. Early adoption is permitted.

IFRS 3, "Business Combinations" - Clarifies that the obligation to pay contingent consideration in the form of a financial instrument is classified as a financial liability or equity, on the basis of the definitions in IAS 32, "Financial Instruments: Presentation." The standard was additionally amended to clarify that all non equity contingent consideration, both financial and non-financial, be measured at fair value at each reporting date through profit or loss. Consequently, there are also changes to IFRS 9, IAS 37 and IAS 39.The amendment is applicable prospectively for business combinations with an acquisition date on or after July 1, 2014. Early adoption is permitted provided that amendments of IFRS 9 and IAS 37 also issued as part of the 2012 improvement plan are applied.

07/01/2014

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	29

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on

IFRS 8 “Operating Segments” – The standard is amended to include the requirement to disclose the judgments made by management in the aggregation of operating segments. This includes a description of segments that have been aggregated and economic indicators that have been assessed in the determination that aggregated segments share similar economic characteristics. The standard was additionally modified to require a reconciliation of assets of each segment to total assets of an entity, when assets are reported by segment. Early adoption is permitted.

IFRS 13 "Fair Value Measurement” – When IFRS 13 was applied, paragraphs B5.4.12 of IFRS 9 and AG79 of IAS 39 were eliminated. This raised a doubt as to whether entities no longer had the ability to measure short-term receivables and payables at their nominal amounts if the effect was not significant. IASB has modified the basis of the conclusions of IFRS 13 to clarify that it did not intend to eliminate the ability to measure short-term receivables and payables at nominal amounts in such cases.

IAS 16, "Property, Plant and Equipment" and IAS 38 "Intangible Assets" – Both standards are amended to clarify the treatment of the gross carrying amount and accumulated depreciation when an entity uses the revaluation model. In such cases the carrying amount of the asset is adjusted to the revalued amount and the division of such revaluation between the gross carrying amount and accumulated depreciation is treated as follows: 1) either adjusting the gross carrying amount in a manner consistent with the revaluation of the carrying amount and accumulated depreciation is adjusted to equal the difference between the gross carrying amount and carrying amount after taking into consideration any accumulated impairment losses; or 2) accumulated depreciation is eliminated against the gross carrying amount of the asset. Early adoption is permitted.

07/01/2014

IAS 24 "Related Party Disclosures" – The standard is modified to include, as a related party, an entity that provides key management personnel services to the reporting entity or the Parent of the reporting entity (“the managing entity”). The reporting entity is not obliged to disclose the compensation paid to the managing entity´s employees or managers, but is required to disclose amounts charged to the reporting entity by the managing entity for key management personnel services rendered. Early adoption is permitted.	07/01/2014

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	30

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on

Improvements to Information Financial Reporting Standards (2013)

Issued in December 2013.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” – clarifies that when a new version of a standard is not yet mandatory but is available for early adoption, a first-time adopter of IFRS may opt to apply the older version of the standard, provided that the same standard is applied to all periods presented.

IFRS 3 “Business Combinations” – the standard is modified to clarify that IFRS 3 is not applicable to the accounting recognition of the formation of a new joint arrangement under IFRS 11. This amendment also clarifies that only the scope exemption is applied to the financial statements of the joint arrangement.

IFRS 13 “Fair Value Measurement” – clarifies that the portfolio exception in IFRS 13, that allows an entity to measure the fair value of a group of financial assets and financial liabilities at their net amount applies to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9.

The amendment is mandatory for annual periods beginning on or after July 1, 2014. An entity must apply the amendments prospectively from the start of the first annual period in which this standard is applied.

IAS 40 “Investment Property” – the standard is modified to clarify that IAS 40 and IFRS 3 are not mutually exclusive. IAS 40 provides a guide to distinguish between investment property and properties occupied by their owners. In preparing the financial information, the application guide to IFRS 3 should be considered to determine whether the acquisition of investment property is or is a business combination. This amendment is applicable for annual periods beginning on or after July 1, 2014, but can be applied to individual acquisitions of investment property prior to such date if and only if the information required to apply the amendment is available.

07/01/2014

The adoption of the standards, amendments and interpretations described above are under evaluation and are not expected to have a significant impact on the Consolidated Financial Statements of the Company.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	31

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

Relates to all the entities over which Sociedad Química y Minera de Chile S.A. has the ability to manage financial and operating activities, which in general is accompanied by share holdings greater than half the voting rights. Subsidiaries are included in consolidation from the date on which control of the Company is transferred and are excluded from consolidation on the date on which such control ceases. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquired either at fair value or as a proportional share of net identifiable assets of the acquiree.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	32

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of		12/31/2013			12/31/2012
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	2.7900	97.2100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Iodine Minera B.V. (c)	Netherlands	US$	0.0000	0.0000	0.0000	100.0000
Foreign	SQM Agro India Pvt.Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited (b)	Thailand	US$	0.0000	99.996	99.996	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	33

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of		12/31/2013			12/31/2012
TAX ID No.	Domestic subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda.(a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA (d)	Chile	US$	100.0000	-	100.0000	-
76.360.575-2	Orcoma SPA ( e)	Chile	US$	100.0000	-	100.0000	-

(a)	Comercial Agrorama Ltda. was consolidated given that the Company has control through the subsidiary Soquimich Comercial S.A.

(b)	During the first half of 2013 Soquimich European Holdings BV purchased shares of SQM Thailand Limited, acquiring 99.996% of this company.

(c)	During the first half of the year, Iodine Minera was absorbed into Soquimich European Holdings.

(d)	On December 31, 2013, the subsidiary Orcoma Estudios SPA was incorporated into the Company with Sociedad Quimica y Minera de Chile S.A. making a capital contribution of US$ 1,500, acquiring 100% ownership.

(e)	On December 31, 2013, the subsidiary Orcoma SPA, was incorporated into the Company with Sociedad Quimica y Minera de Chile S.A. making a capital contribution of US$ 2,358, acquiring 100% ownership.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	34

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Subsidiaries are consolidated using the line-by-line method adding the items that represent assets, liabilities, revenues and expenses of similar content and eliminating those related to intragroup transactions.

Profit or loss of dependent companies acquired or disposed of during the year are included in consolidated profit or loss accounts from the effective date of acquisition or up to the effective date of disposal, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

2.6	Significant accounting judgments, estimates and assumptions

Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRSs as issued by the International Accounting Standard Board (IASB) have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment and intangible assets and their residual value;
-	Impairment losses of certain assets, including trade receivables;
-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments;
-	Provisions for commitments assumed with third parties and contingent liabilities;
-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density, humidity, among others), and allowance for slow-moving spare-parts in stock;
-	Future cost for closure of mining sites;
-	The determination of the fair value of certain financial assets and derivative instruments;
-	The determination and assignment of fair values in business combinations.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	35

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining maturity; i.e., those maturing on a date equal to or less than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of their maturity.

3.2	Functional and presentation currency

The Company’s interim consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Domestic entities:

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of December 31, 2013 and December 31, 2012 have been translated to U.S. dollars at the exchange rates effective at those dates. The corresponding Chilean pesos were converted at Ch$524.61 per US$1.00 as of December 31, 2013, and Ch$479.96 per US$1.00 as of December 31, 2012.

The values of the UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert the UF denominated assets and liabilities as of December 31, 2013 amounted to Ch$23,309.56 (US$44.43), and as of December 31, 2012 amounted to Ch$22,840.75 (US$47.59).

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	36

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(b)	Foreign entities:

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:

-	Assets and liabilities using the exchange rate effective on the closing date of the consolidated financial statements.
-	Statement of income account items using the average exchange rate for the year.
-	Equity accounts are stated at the historical exchange rate effective at acquisition date.

Foreign currency translation differences which arise from the conversion of financial statements are recorded in the account “Foreign currency translation differences" within equity.

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to the U.S. dollar are detailed as follows:

	12/31/2013	12/31/2012
	US$	US$

Brazilian real	2.34	2.04
New Peruvian sol	2.75	2.75
Argentine peso	6.48	4.92
Japanese yen	105.39	86.58
Euro	0.73	0.76
Mexican peso	13.07	12.99
Australian dollar	1.12	1.05
Pound Sterling	0.61	0.62
South African rand	10.56	8.47
Ecuadorian dollar	1.00	1.00
Chilean peso	524.61	479.96
UF	44.43	47.59

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	37

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(c)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) (foreign currencies) are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured using historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date at which the fair value is determined.

(d)	Group entities

The revenue and expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows

-	Assets and liabilities are converted at the closing exchange rate effective on the reporting date.
-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.
-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the loss or gain from the sale.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	38

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. establishes as a basis the control exercised in subsidiaries in order to determine their share in the consolidated financial statements. Control consists of the Company’s ability to exercise power in the subsidiary, exposure or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence over the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group, the consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible into known amounts of cash are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year determined using the direct method.

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, on the basis of the business model, for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IFRS 9, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	39

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.6	Financial assets, continued

The Company assesses at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if, there is evidence of impairment as a result or one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IFRS 9, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. For financial liabilities that have been initially recognized at fair value through profit or loss, these will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irreversibly determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss, if by doing so eliminates or significantly reduces a measurement or recognition inconsistency, that would otherwise arise from the measurement of assets or liabilities or from the recognition of the gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it has at the time the legal right to offset the amounts recognized and has the intent of settling for the net amount or of realizing the asset and settling the liability simultaneously.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	40

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.10	Reclassification of financial instruments

At the time at which the Company changes its business model for managing financial assets, it will reclassify the financial assets affected by the new business model.

In the case of financial liabilities these will not be able to be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date at which the derivatives contract is signed and subsequently they are valued at fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been specified as an accounting hedge instrument and if so, it depends on the type of hedging, which may be as follows:

(a) Fair value hedge of assets and liabilities recognized (fair value hedges);

(b) Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge);

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Investing derivatives are classified as a current asset or liability, and the change in their fair value is recognized directly in profit or loss.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	41

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedges related to items recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period through maturity. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

The amounts moved to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected transaction or firm commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, and exercised without any replacement, or if a rollover is performed or if its designation as a hedge is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected transaction or commitment occurs.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	42

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.12	Derecognition of financial instruments

In accordance with IFRS 9, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in all the risks and rewards of ownership of the financial asset have been substantially transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paying to the creditor or the main liability associated has been legally eradicated.

3.13	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its risk in foreign currency. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives both in its contracts and financial instruments. As of December 31, 2013 and 2012, there are no embedded derivatives.

3.14	Fair value measurements

At the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

3.15	Leases

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	43

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.15	Lease, continued

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of the debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year. The asset acquired through a finance lease is subject to depreciation over the lower of its useful life or the life of the agreement.

(b)	Lease – Operating lease

Leases in which the lesser holds a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any financial incentive received from the lesser) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under Other non-financial assets.

These are recognized in expenses in proportion to the period of time they cover, regardless of the related payment dates.

3.17	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not listed in any active market. These arise from sales operations involving the products and/or services which the Company provides directly to its customers

These assets are initially recognized at their fair value and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	44

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.18	Inventory measurement

The Company recognizes inventories at the lower of cost and net realizable value. The cost price of finished products and products in progress includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price less all estimated finishing costs and costs which will be incurred in marketing, sales and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year recording an estimated charge to income when these are overstated. When the circumstances, which previously caused the rebate have ceased to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated net realizable value.

Provisions for the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density, humidity, among others.)

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the average price method.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	45

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.19	Investments in associates and joint ventures

Interests in companies over which joint control is exercised (joint venture) or where an entity has significant influence (associates), are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an issuer.

Under this method, the investment is recognized in the statement of financial position at cost plus changes subsequent to the acquisition based on the proportional share in the equity of the associate, using for such purposes, the interest percentage in the ownership of the associate. The associated goodwill acquired is included in the carrying amount of the investment and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated based on the percentage of interest in the entity owned by the company. Unrealized losses are also eliminated, except in the case that the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized based on the proportional amounts with a debit or credit to “Other reserves” and classified based on their origin.

Reporting dates of the associate and the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued suspending the recognition of proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected at zero value in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value and the proportional share of profit or loss recognized in conformity with the share of equity are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	46

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 – Significant accounting policies (continued)

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations in regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary by virtue of the originating transaction.

3.22	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.    Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	47

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 – Significant accounting policies (continued)

3.22	Property, plant equipment, continued

2.   The future costs that the Company will have to incur related to the closure of its facilities at the end of their useful life are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

The replacement of full assets which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Based on the impairment analysis conducted by the Company’s management it has been concluded that the carrying value of assets does not exceed the net recoverable value of such assets.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from daily maintenance of property, plant and equipment are recognized as incurred.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	48

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.23	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	Maximum life or rate

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixtures and fittings	3	35
Motor vehicles	5	10
Other property, plant and equipment	2	30

3.24	Intangible assets

Intangible assets mainly relate to goodwill acquired, water rights, trademarks, and rights of way related to electric lines, development expenses, and computer software licenses.

(a)	Goodwill acquired

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to acquisitions of subsidiaries is included in goodwill, which is subject to impairment tests every time consolidated financial statements are issued and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	49

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.24	Intangible assets, continued

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.25	Intangible assets other than goodwill

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted to the Company for a given period, these are not amortized. However, they are submitted for annual evaluations of deterioration. .

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under Intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income according to the duration of the contract.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group and which will probably generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	50

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.25	Intangible assets other than goodwill, continued

(d)	Mining property and concession right

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained with no initial cost (other than the payment of mining patents and minor recording expenses) and upon obtaining rights on these concessions, these are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of December 31, 2013 and December 31, 2012.

3.26	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the disbursement was made.

3.27	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and acquired from third parties other than the Chilean Government, intended for the exploitation of caliche ore and saltpeter deposits and also the exploration of this type of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation
-	Disbursements for drilling
-	Disbursements for drilling work and sampling
-	Disbursements for activities related to technical assessment and trading feasibility of drilling work
-	And any disbursement directly related to specific projects where its objective is finding mining resources.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	51

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.27	Prospecting expenses, continued

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects for which it is not probable that economic benefit will flow to the Company in the future (i.e., when the mine site has low ore grade and its exploitation is not economically profitable).

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is recorded directly as an expense. Otherwise, it is kept in other non-current assets, reclassifying the portion related to the area to be exploited in the year in the entry inventories, and this amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification are due to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as a main raw material.

Paragraph17 of IFRS 6 establishes that an asset for exploitation and evaluation should be classified as such when it loses the technical feasibility and trading feasibility for extraction and therefore, must be impaired. For this reason and because our disbursements correspond to reserves, a trading feasibility and are used as a main raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the centry Other non-current assets.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	52

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.28	Impairment of non-financial assets

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less selling costs. These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other available fair value indicators.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity. In this case impairment is also recognized with a debit to equity up to the amount of any previous revaluation.

As of December 31, 2013, as explained in Note 14 the Company has made an allowance account for impairment losses, As of December 31, 2012, the Company was unaware of any indication of impairment with respect to its assets.

For assets other than acquired goodwill, an annual evaluation is conducted of whether there exists impairment loss indicators recognized previously that might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revalued amount. Should this be the case, the reversal is treated as an increase in revaluation.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	53

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by a unanimous vote by the shareholders of outstanding and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit for the year ended December 31, 2013, except when the Company records unabsorbed losses from prior years.

However, the Company defines as policy the distribution of 50% of its profit for the year ended December 31, 2013.

3.30	Earnings per share

The net basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

3.32	Interest-bearing borrowings

At initial recognition interest-bearing borrowings are measured at fair value. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	54

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before taxes that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	55

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with the established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees salaries, as well as the effects on variations in services derived from variations in the inflation rate. This considering criteria in force contained in IAS 19 revised.

Actuarial gains and losses that may be generated by variations in defined pre-established obligations are directly recorded in profit or loss for the year and not within Other comprehensive income due to their insignificant amount.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 6% for the periods ended December 31, 2013 and December 31, 2012.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2013 and 2012. The net balance of this obligation is presented under the non-current provisions for employee benefits.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	56

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.35	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a debit to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date. (See Note No.16).

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, when it is possible that the future economic rewards will flow to the entity and when the specific conditions for each type of activity related revenue are complied with, as follows:

(a)	Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or collected by customers, and when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	57

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.36	Revenue recognition, continued

(b)	Sales of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.37	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as time deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest expense in bank borrowings, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

Finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets using the effective interest rate related to the project’s specific financing; if none exists, the average financing rate of the subsidiary that makes the investment is used.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	58

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current taxes receivable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated statement of financial position, based on the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or part of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized are evaluated and recognized in a way that it is likely that future taxable income will allow for the recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legal right to offset tax assets against tax liabilities and if the deferred tax is related to the same tax entity and tax authority.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	59

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and to make the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

For assets and liabilities the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

3.40	Environment

In general, the Company follows the criteria of considering amounts spent on environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, depending on the case.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	60

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 4 - Financial risk management

4.1	Financial risk management policy

The Financial Risk Management Policy of the Company is oriented towards safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and Subsidiaries in relation to all such relevant components of financial uncertainty.

The operations of the Company are subject to certain financial risk factors that may affect the financial position or results of the same. Among these risks, the most relevant are market risk, liquidity risk, currency risk, bad debt risk, and interest rate risk.

There may be additional risks that are currently unknown to us or other known risks that we currently believe are not significant, which could also affect the commercial operations, the business, the financial position or the results of the Company.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. The Management, in particular the Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to cover a significant portion of these risks.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	61

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 4 - Financial risk management (continued)

4.2	Risk factors

4.2.1	Market risk

Market risks are those uncertainties associated with fluctuations in market variables that affect the assets and liabilities of the Company, such as:

a)	Country risk: The economic position of the countries where the Company has a presence may affect its financial position. For example, the sales carried out in emerging markets expose SQM to risks related to economic conditions and trends in those countries. On the other hand, inventories may also be affected by the economic situation of these countries and/ or the global economy, amongst other probable economic impacts.

b)	Price volatility risk: The prices of the products of the Company are affected by the fluctuations of international prices of fertilizers and chemical products and changes in productive capacities or market demand, all of which might affect the Company’s business, financial condition and operational results.

c)	Commodity Price risk: The Company is exposed to changes in the prices of raw materials and energy which may have an impact on its production costs, thus giving rise to instability in the results.

Currently, the Company has a direct annual expense close to US$140 million on account of petrol, gas and equivalents and close to US$54 million on account of electricity.

Variations of 10% in the prices of energy the Company required to operate, may involve in the short-term movements in costs of approximately US$17 million.

As expressed in the Company’s annual report, the markets in which the Company operates are unpredictable, are exposed to significant variations in supply and demand, and have volatile prices. Additionally, the supply of certain fertilizers or chemical products, including certain products which the Company trades, vary mainly depending on the production of the top producers and their respective business strategies. Therefore, the Company cannot predict with certainty changes in demand, the responses of the competition, and the fluctuations in the final price of its products. These factors can lead to significant impacts on sale volumes of its products, the financial situation of the Company and its share price.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	62

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 4 - Financial risk management (continued)

4.2.1	Market risk, continued

d)	Quality standards: In those markets where we operate, customers might impose quality standards for our products and/or governments could enact more stringent for the distribution and/or use of our products. As a result, we would not be able to sell our products if we were not able to meet those new standards. In addition, our production costs might increase to meet the new standards. Not being able to sell our products in one or more markets or to significant customers might significantly affect our business, financial position or the results of our operations.

4.2.2	Doubtful accounts risk

A contraction of the global economy and the potentially negative effects on the financial position of our clients may extend the receivables collection time for SQM, increasing the bad debt exposure. While measures have been taken in order to minimize risk, the global economy may trigger losses that could have a material adverse effect on the business, financial position or the results of the Company’s operations.

To mitigate these risks, SQM actively controls debt collection and uses measures such as, loan insurance, letters of credit, and prepayments as a part of trade receivables.

4.2.3	Currency risk

As a result of its influence in determining price level, of its relationship with sales costs and due to the fact that a significant part of the business of the Company is carried out in that in United States Dollars, this is the functional currency of the Company. However, the global business activities of the Company create exposure to the foreign exchange fluctuations of several currencies with respect to the US dollar. Therefore, SQM has hedge contracts to mitigate the exposure generated by its main mismatches (assets net of liabilities) in currencies other than the US dollar against the foreign exchange fluctuation. Those contracts are periodically updated depending upon the mismatch amount to be covered in these currencies. Occasionally and subject to the Board of Directors’ approval, the Company insures cash flows from certain items in currencies other than U.S. dollar in the short term.

A significant portion of the costs of the Company, particularly payroll, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate against the dollar would affect the net income of SQM. Approximately US$ 470 million cost of the Company is related to the Chilean peso. A significant part of the effect of this obligation in the statement of financial position is covered by operations of derivative instruments that hedge the mismatch of balance in this currency.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	63

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 4 - Financial risk management (continued)

4.2.3	Currency risk, continued

As of December 31, 2012, the Company had derivative instruments classified as hedges against currency and interest rate associated with all the obligations for denominated bonds both in Chilean pesos and UF, with a fair value of US$ 100.6 million. As of December 31, 2013, this value amounts to US$ 23.6 million, both in favor of SQM.

As of December 31, 2013, the Chilean peso to US dollar Exchange rate was Ch$ 524.61 per US$1.00, and as of December 31, 2012 it was Ch$ 479.96 per US$ 1.00.

4.2.4	Interest rate risk

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has short and long-term debts valued at LIBOR plus a spread. The Company is partially exposed to fluctuations of said rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of December 31, 2013, approximately 16% of the Company’s financial obligations are valued at LIBOR; therefore significant increases in the rate may impact its financial position. A 100 base point variation in this rate may trigger variations in the financial expenses close to US$ 1 million. Notwithstanding, this effect is significantly counterbalanced by the returns of the Company’s investments that also relate to LIBOR.

In addition, as of December 31, 2013, the Company's financial debt is mainly in the long-term, with 21% with maturities of less than 12 months which decreases the exposure to changes in the interest rates.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	64

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 4 - Financial risk management (continued)

4.2.5	Liquidity risk

Liquidity risk is related to the fund requirements to comply with payment obligations. The object of the Company is to keep financial flexibility by loosely balancing the fund requirements and the flows from the regular business conduct, bank loans, public bonds, short term investments, and negotiable instruments, amongst others.

The company has an important capital expenditure program which is subject to change over time.

On the other hand, world financial markets go through contraction and expansion periods that are not foreseeable in the long-term and may affect SQM’s access to financial resources. These factors may have a material adverse impact on the business, financial position, and results of operations of the Company.

SQM constantly monitors obligations and investments to ensure they match, taking care of the obligations and investments maturities from a conservative perspective as part of its financial risk management strategy. As of December 31, 2013, the Company had non-committed and available bank credit lines for working capital for a total of approximately US$555 million.

The position in other cash and cash equivalents generated by the Company is invested in highly liquid mutual funds which have an AAA risk rating.

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. Those methods are consistent with the risk management profile of the Group.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	65

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 5 - Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

There are no changes in accounting estimates as of the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of December 31, 2013, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period.

The consolidated classified statements of financial position as of December 31, 2013 and December 31, 2012 and the statements of comprehensive income, equity and cash flows for the periods ended December 31, 2013 and December 31, 2012, have been prepared in accordance with IFRS, and accounting principles and criteria have been applied consistently.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	66

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation

6.1 Parent’s stand-alone assets and liabilities

	12/31/2013 ThUS$	12/31/2012 ThUS$

Assets	4,269,749	3,908,259
Liabilities	(1,893,129)	(1,775,476)
Assets (liabilities)	2,376,620	2,132,783

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can hold more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.9% as of December 31, 2013 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.09% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	67

Notes to the Consolidated Financial Statements as of December 31, 2013

6.3 Joint arrangements of controlling interest, continued

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.65
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
76.165.311-5	Potasios de Chile S.A.	6.91
Total Pampa Group		29.90

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.09

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	68

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of December 31, 2013 and December 31, 2012 the general information of the companies over which the Company exercises control and significant influence is as follows:

			Country of		Ownership interest
Subsidiary	Tax ID	Address	incorporation	Functional currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6382	60.6382
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	Los Militares 4290 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda.	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical.Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	69

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

			Country of		Ownership interest
Subsidiary	Tax ID	Address	incorporation	Functional currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	1.0000	99.0000	100.0000
SQM Europe N.V.	Foreign	Sint Pietersvliet 7 bus 8, 2000. Antwerp	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	0.0013	99.9987	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	-	100.0000	100.0000

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	70

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 -	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

			Country of		Ownership interest
Subsidiary	Tax ID	Address	incorporation	Functional currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
Iodine Minera B.V. (a)	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Netherlands	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Dehli, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996

(a)	During the first half of 2013, Iodine Minera was absorbed by Soquimich European Holding B.V.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	71

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 -	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non-controlling interests
		12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	(3,389)	(4,890)	8,806	9,817	4,400	1,764
SQM Indonesia S.A.	20%	-	-	16	-	-	-
SQM Nitratos México S.A. de C.V.	0%	-	-	-	5	-	-
Soquimich Comercial S.A.	39.3616784%	(4,051)	(3,367)	46,448	44,476	2,026	-
Comercial Agrorama Ltda.	30%	(18)	56	351	364	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
SQM (Thailand) Limited	0.004%	-	-	-	-	-	-
Total		(7,458)	(8,201)	55,621	54,662	6,426	1,764

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	72

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

12/31/2013
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	490,084	124,966	525,924	15,545	184,487	18,434	18,434
Proinsa Ltda.	200	1	-	-	-	(2)	(2)
SQMC Internacional Ltda.	266	-	-	-	-	(1)	(1)
SQM Potasio S.A.	109,408	1,049,628	3,411	15,749	2,052	184,948	185,458
Serv. Integrales de Tránsito y Transf. S.A.	348,685	86,935	389,980	8,423	50,135	6,149	6,149
Isapre Norte Grande Ltda	916	829	924	192	4,192	28	334
Ajay SQM Chile S.A.	22,720	1,232	5,226	755	67,413	6,916	6,916
Almacenes y Depósitos Ltda.	362	50	1	-	-	(11)	(40)
SQM Salar S.A.	678,215	1,000,954	453,864	216,110	792,109	206,745	206,679
SQM Industrial S.A.	1,110,303	820,831	872,216	79,021	925,167	64,602	61,547
Exploraciones Mineras S.A.	477	31,537	4,765	-	-	(312)	(312)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	762	243	322	556	2,276	31	46
Soquimich Comercial S.A.	143,515	22,582	47,121	973	214,350	10,291	10,162
Comercial Agrorama Ltda.	15,450	2,148	16,314	114	16,009	61	62
Comercial Hydro S.A.	8,302	134	124	72	109	370	370
Agrorama S.A.	15,722	568	16,074	36	16,122	37	37
Orcoma SpA	2	2,356	-	-	-	-	-
Orcoma Estudio SpA	2	-	-	-	-	-	-
SQM North América Corp.	214,359	17,058	197,077	1,781	365,691	(4,763)	(3,751)
RS Agro Chemical Trading Corporation A.V.V.	5,204	-	-	-	-	(9)	(9)
Nitratos Naturais do Chile Ltda.	3	254	4,695	-	-	278	278
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	93,936	3,725	-	-	10,441	7,377
SQM Perú S.A.	578	1	1,190	-	1	(191)	(191)
SQM Ecuador S.A.	10,644	81	10,533	42	25,475	(1,224)	(1,224)
SQM Brasil Ltda.	680	40	851	-	802	88	88
SQI Corporation N.V.	-	19	62	-	-	(1)	(2)
SQMC Holding Corporation L.L.P.	11,978	16,394	1,000	-	-	5,267	5,267
SQM Japan Co. Ltd.	1,948	263	234	494	2,468	(283)	(283)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	73

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2013
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	316,396	383	280,092	-	677,497	1,608	1,608
SQM Italia SRL	1,421	-	18	-	-	-	-
SQM Indonesia S.A.	4	-	(76)	-	-	-	-
North American Trading Company	160	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,828	14,374	14,828	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	88,252	1,427	61,534	-	178,180	4,724	4,724
SQM Investment Corporation N.V.	62,496	282	36,805	851	50	1,097	1,097
Royal Seed Trading Corporation A.V.V.	240,231	442	83,606	170,000	-	(2,537)	(1,904)
SQM Lithium Specialties LLP	15,781	3	1,264	-	-	(1)	(1)
Soquimich SRL Argentina	414	-	218	-	-	(49)	(49)
Comercial Caimán Internacional S.A.	271	-	1,122	-	-	(38)	(38)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	153	-	795	127	3,243	(7)	(7)
SQM Nitratos México S.A. de C.V.	26	4	23	4	186	(7)	(7)
Soquimich European Holding B.V.	79,966	96,670	93,496	987	-	8,849	5,785
SQM Iberian S.A	101,299	70	101,757	-	166,087	66	66
SQM Africa Pty Ltd.	55,635	729	47,932	-	109,968	1,611	1,611
SQM Oceanía Pty Ltd.	4,251	-	811	-	3,542	51	51
SQM Agro India Pvt. Ltd.	7	-	2	-	-	(2)	(2)
SQM Beijing Commercial Co. Ltd.	2,415	80	301	-	9,915	(1,164)	(1,164)
SQM Thailand Limited	7,052	36	4,510	-	4,379	(787)	(787)
Total	4,187,933	3,387,691	3,284,824	511,832	3,821,905	521,301	514,370

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	74

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2012				12/31/2012
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	610,140	125,407	519,148	15,721	366,936	148,768	148,768
Proinsa Ltda.	220	1	-	-	-	-	10
SQMC Internacional Ltda.	292	-	-	-	-	2	15
SQM Potasio S.A.	19,134	1,130,587	1,013	13,293	10,172	259,578	259,578
Serv. Integrales de Tránsito y Transf. S.A.	272,955	84,635	319,214	7,308	47,861	4,330	4,330
Isapre Norte Grande Ltda.	786	742	672	201	4,517	263	297
Ajay SQM Chile S.A.	25,125	1,137	5,454	772	64,806	9,980	9,980
Almacenes y Depósitos Ltda.	398	54	1	-	-	(11)	35
SQM Salar S.A.	700,153	911,055	315,982	148,687	933,061	318,275	318,404
SQM Industrial S.A.	1,273,599	714,896	997,339	73,112	1,027,856	93,488	93,329
Exploraciones Mineras S.A.	469	31,475	4,383	-	-	(236)	(236)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	890	148	362	540	320	17	26
Soquimich Comercial S.A.	167,089	19,373	72,651	819	239,909	8,555	8,555
Comercial Agrorama Ltda.	15,515	1,693	15,868	128	14,842	(185)	(135)
Comercial Hydro S.A.	7,882	218	135	95	110	430	430
Agrorama S.A.	14,086	164	14,039	54	11,886	47	47
SQM North America Corp.	303,666	16,070	281,313	2,190	441,315	23,736	23,736
RS Agro Chemical Trading Corporation A.V.V.	5,214	-	-	-	-	(10)	(10)
Nitratos Naturais do Chile Ltda.	8	282	5,005	-	-	(284)	(284)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	86,348	3,724	-	-	(3,314)	(3,314)
SQM Peru S.A.	867	37	1,215	-	321	(165)	(165)
SQM Ecuador S.A.	19,321	99	18,029	35	23,753	244	244
SQM Brasil Ltda.	672	51	942	-	965	78	78
SQI Corporation N.V.	-	17	43	-	-	(8)	(8)
SQMC Holding Corporation L.L.P.	5,685	18,912	1,657	-	-	2,422	2,422

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	75

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2012				12/31/2012
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Japan Co. Ltd.	2,190	286	166	544	2,476	(125)	(125)
SQM Europe N.V.	391,321	269	356,718	-	853,143	(14,928)	(14,928)
SQM Italia SRL	1,360	-	17	-	-	-	28
SQM Indonesia S.A.	5	-	1	-	-	-	-
North American Trading Company	160	145	39	-	-	-	-
SQM Virginia LLC	14,829	14,375	14,829	-	-	-	-
SQM Comercial de México S.A. de C.V.	77,811	1,280	55,509	163	172,412	3,254	3,254
SQM Investment Corporation N.V.	63,933	331	39,426	813	4,551	743	743
Royal Seed Trading Corporation A.V.V.	241,921	786	13,736	240,000	-	(2,435)	(2,435)
SQM Lithium Specialties LLP	15,782	3	1,264	-	-	-	-
Soquimich SRL Argentina	422	-	176	-	-	(39)	(39)
Comercial Caimán Internacional S.A.	333	-	1,147	-	-	(58)	(58)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	50	-	683	128	2,457	127	127
SQM Nitratos México S.A. de C.V.	29	4	19	4	153	-	-
Soquimich European Holding B.V.	70,432	108,680	102,950	-	-	(4,932)	(4,171)
SQM Iberian S.A	81,420	9	81,883	-	169,202	(2,136)	(2,136)
Iodine Minera B.V.	16,929	-	1	-	2,792	3,708	3,708
SQM Africa Pty Ltd.	97,915	212	91,369	-	97,974	(2,921)	(2,921)
SQM Oceania Pty Ltd.	5,621	-	1,613	-	4,669	755	755
SQM Agro India Pvt. Ltd.	17	-	11	-	-	(38)	(38)
SQM Beijing Commercial Co. Ltd.	3,512	123	1,779	-	12,674	1,621	1,621
Total	4,536,248	3,269,910	3,341,639	504,607	4,511,133	848,596	849,517

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	76

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions carried out in 2013

On December 31, 2013, the subsidiary Orcoma Estudios SPA was incorporated into the Company with Sociedad Quimica y Minera de Chile S.A. making a capital contribution of US$ 1,500, acquiring 100% ownership.

On December 31, 2013, the subsidiary Orcoma SPA, was incorporated into the Company with Sociedad Quimica y Minera de Chile S.A. making a capital contribution of US$ 2,358, acquiring 100% ownership.

On March 25, 2013, SQM Industrial S.A. increased by ThUS$ 1,500 the capital of its subsidiary SQM Beijing Commercial Co. Ltd.

During the first half of the year Iodine Minera was absorbed into Soquimich European Holdings.

During the first half of 2013 Soquimich European Holdings B.V. purchased shares of SQM Thailand Limited, acquiring 99.996% of this company.

Transactions conducted in 2012

On November 30, 2012, SQM S.A. transferred and made a capital contribution of the 99% of the ownership interest in Minera Nueva Victoria Limitada to SQM Potasio S.A.; therefore, SQM Potasio S.A. obtains 100% of the ownership. As a result of the above, Minera Nueva Victoria Limitada merged into SQM Potasio S.A., which generates the dissolution of Minera Nueva Victoria Limitada.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	77

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 7 - Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of December 31, 2013 and December 31, 2012, cash and cash equivalents are detailed as follows:

	12/31/2013	12/31/2012
a) Cash	ThUS$	ThUS$

Cash on hand	119	90
Cash in banks	29,671	41,541
Other demand deposits	3,625	833
Total cash	33,415	42,464

	12/31/2013	12/31/2012
b) Cash equivalents	ThUS$	ThUS$

Short-term deposits, classified as cash equivalents	158,208	139,943
Short-term investments, classified as cash equivalents	284,999	141,946
Total cash equivalents	443,207	281,889

Total cash and cash equivalents	476,622	324,353

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	78

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 7 -	Cash and cash equivalents (continued)

7.2	Short-term investments, classified as cash equivalents

As of December 31, 2013 and December 31, 2012, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2013 ThUS$	12/31/2012 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	95,941	47,408
BlackRock - Institutional US Dollar Liquidity Fund	94,726	47,490
JP Morgan US dollar Liquidity Fund Institutional	94,332	47,048
Total	284,999	141,946

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes classifies as cash equivalents in the U.S. market.

7.3	Information on cash and cash equivalents by currency

As of December 31, 2013 and December 31, 2012, information on cash and cash equivalents by currency is detailed as follows:

	12/31/2013	12/31/2012
Original currency	ThUS$	ThUS$
Chilean Peso (*)	25,391	76,712
U.S. dollar	430,263	234,181
Euro	9,230	3,601
Mexican Peso	429	720
South African Rand	7,229	7,421
Japanese Yen	1,435	1,369
Peruvian Sol	2	75
Brazilian Real	73	20
Chinese Yuan	384	181
Indonesian Rupiah	4	5
Indian rupee	7	-
Thai baht	2,161	-
Pound sterling	14	68
Total	476,622	324,353

(*) The Company maintains financial derivative policies which allow dollarizing these term deposits in Chilean pesos.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	79

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 7 -	Cash and cash equivalents (continued)

7.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2013 and December 31, 2012, the Company has no significant cash balances with any type of restriction.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	80

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 7 -	Cash and cash equivalents (continued)

7.5 Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	31/12/2013 ThUS$	31/12/2012 ThUS$
Banco BBVA Chile	Fixed term	US$	0.50	12/20/2013	01/09/2014	10,000	2	10,002	-
Banco BBVA Chile	Fixed term	US$	-	12/20/2013	01/09/2014	10,000	2	10,002	-
Banco BBVA Chile	Fixed term	US$	-	12/20/2013	01/09/2014	10,000	2	10,002	-
Banco Crédito e Inversiones	Fixed term	US$	0.40	12/16/2013	01/16/2014	20,000	3	20,003	37,725
Banco Crédito e Inversiones	Fixed term	US$	0.48	12/16/2013	02/06/2014	20,000	4	20,004	-
Banco Crédito e Inversiones	Fixed term	US$	0.50	10/17/2013	01/03/2014	10,093	10	10,103	-
Banco Crédito e Inversiones	Fixed term	US$	0.58	12/16/2013	03/11/2014	20,000	5	20,005	-
Banco Crédito e Inversiones	Fixed term	Ch$	0.37	12/30/2013	01/13/2014	4,384	-	4,384	-
Banco Crédito e Inversiones	Fixed term	Ch$	0.38	12/27/2013	01/09/2014	4,193	2	4,195	-
Banco Santander - Santiago	Fixed term	US$	0.48	12/09/2013	01/23/2014	20,314	6	20,320	36,946
Banco Santander - Santiago	Fixed term	US$	0.52	12/04/2013	01/03/2014	10,104	4	10,108	-
Banco Santander - Santiago	Fixed term	Ch$	0.43	10/21/2013	01/03/2014	14,352	148	14,500	-
IDBI Bank	Fixed term	Indian rupee	-	12/31/2013	03/31/2014	2	-	2	2
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	444	-	444	51,770
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	640	-	640	-
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	1,301	-	1,301	-
ABN Amro Bank	Fixed term	Euro	-	12/31/2013	01/31/2014	2,193	-	2,193	-
Banco Security	Fixed term	US$	-	-	-	-	-	-	3,501
Corpbanca	Demand deposit	US$	-	-	-	-	-	-	9,999

Total						158,020	188	158,208	139,943

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	81

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 8 -	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2013 ThUS$	12/31/2012 ThUS$

Raw material reserves	8,552	8,675
Supplies for production reserves	42,366	37,919
Products-in-progress reserves	400,824	405,382
Finished product reserves	503,788	438,603
Total	955,530	890,579

Inventory reserves recognized as of December 31, 2013 amount to ThUS$97,248, and ThUS$72,687 as of December 31, 2012. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density, humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

As of December 31, 2013, the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$1,314,276 and to ThUS$1,093,075 as of December 31, 2012.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	12/31/2013 ThUS$	12/31/2012 ThUS$

Raw material reserves	93	93
Supplies for production reserves	500	500
Products-in-progress reserves	65,768	46,635
Finished product reserves	30,887	25,459

Total	97,248	72,687

The Company has not delivered inventory as collateral for the periods indicated above.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	82

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 -	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2013, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.9% as of December 31, 2013 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.09% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	83

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 -	Related party disclosures (continued)

9.2	Relationship between the Parent and the entity

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.65
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
76.165.311-5	Potasios de Chile S.A.	6.91
Total Pampa Group		29.90

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.09

9.3	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2013 and December 31, 2012, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	Iodine Minera B.V. (a)	The Netherlands	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited (b)	Thailand	US$	Subsidiary

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	84

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 -	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2013 and December 31, 2012, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA (c )	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA ( d )	Chile	US$	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Spain	Spain	Euro	Joint venture
Foreign	SQM Vitas Holland	Dutch Antilles	Euro	Joint venture
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Other related parties
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence
Foreign	SQM Vitas Southern Africa Pty.	South Africa	US$	Joint control or significant influence

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	85

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 -	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

(a)	During the first half of 2013 Iodine Minera S.A. was absorbed into Soquimich European Holdings B.V.

(b)	During the first half of 2013 Soquimich European Holdings B.V. purchased shares of SQM Thailand Limited, acquiring 99.996% of the company.

(c)	On December 31, 2013, the subsidiary Orcoma Estudios SPA was incorporated into the Company with Sociedad Quimica y Minera de Chile S.A. making a capital contribution of US$ 1,500, acquiring 100% ownership.

(d)	On December 31, 2013, the subsidiary Orcoma SPA, was incorporated into the Company with Sociedad Quimica y Minera de Chile S.A. making a capital contribution of US$ 2,358, acquiring 100% ownership.

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2013 and December 31, 2012, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2013 and December 31, 2012, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2013 ThUS$	12/31/2012 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	13,844	9,587
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Other Transactions	740	-
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	35,884	37,232
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	5,093	3,564
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	40,605	42,081
Foreign	Ajay North America LLC.	Associate	United States	Dividends	10,437	10,175
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	7,908	6,285
Foreign	Charlee SQM Thailand Co.Ltd.	Associate	Thailand	Sale of products	5,669	10,203
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	1,186	1,472

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	86

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 -	Related party disclosures (continued)

9.4	Detail of related parties and transactions with related parties, continued

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2013 ThUS$	12/31/2012 ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	892	1,052
96.529.340-k	Norte Grande S.A.	Other related parties	Chile	Sale of services	140	-
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	77,176	123,581
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	52,901	40,518
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	21,255	26,123
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	17,908	10,930
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	289	120
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of services	98	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	56,254	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	282	62
Foreign	Coromandel SQM	Joint venture	India	Sale of products	5,242	2,300
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	Joint venture	China	Sale of services	148	-
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	1,624	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	87

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 -	Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2013 ThUS$	12/31/2012 ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	147	303
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	331	6,098
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US$	11	-
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	4,974	4,775
Foreign	Ajay North America LLC.	Associate	United States	US$	4,166	4,633
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	2,958	1,805
Foreign	Kowa Company Ltd.	Other related parties	Japan	US$	22,960	29,929
96.511.530-7	Soc.de Inversiones Pampa Calichera	Other related parties	Chile	US$	8	8
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd	Joint venture	China	US$	-	27
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	18,205	27,903
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	17,840	18,143
Foreign	SQM Vitas Southern Africa PTY	Joint venture	South Africa	US$	4,553	1,478
Foreign	Coromandel SQM	Joint venture	India	Indian rupee	2,271	756
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	47,910	4,000
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	363	844
Foreign	Coromandel Internacional	Other related parties	India	Indian rupee	-	670
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	436	-
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	760	-
Foreign	SQM Vitas Plantacote B.V	Joint venture	Dutch Antilles	Euro	133	-
Total to-date					128,026	101,372

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	88

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.6	Trade payables due to related parties, current:

					12/31/2013	12/31/2012
Tax ID No.	Company	Nature	Country of origin	Currency	ThUS$	ThUS$
Foreign	SQM Vitas Fzco.	Joint ventures	United Arab Emirates	Arab Emirates dirham	-	19
Total as of to-date					-	19

SQM

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	89

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 25, 2013.

As of December 31, 2013, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046 on Shareholders Company, the Shareholders’ Corporations Act.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

2.1.1 Board of Directors

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the respective month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of profit for the period effectively earned by the Company during fiscal year 2013.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of profit for the period effectively earned by the Company during fiscal years 2013.
SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	90

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal years ending December 31, 2013.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2013 amount to ThUS$4,827 (ThUS$ 3,973 as of December 31, 2012).

2.1.2 Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s profit for the period effectively earned by the Company during fiscal years 2013.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	91

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

3)	No guarantees have been constituted in favor of the directors.

4)	Senior management compensation

As of December 31, 2013, the global compensation paid to the 117 main executives amounts to ThUS$24,150 (ThUS$32,888 as of December 31, 2012). This includes monthly fixed salary and variable performance bonuses.

The Company has a bonuses intermediate and bi-intermediate plan for compliance target and level of individual contribution to the Company’s profit or loss. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

5)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (See Note 16).

6)	No guarantees have been constituted in favor of the Company’s management.

7)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2013 and the year ended December 31, 2012 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

8)	In accordance with IAS 24, we should report that the Company's Director Mr. Wolf Von Appen B. is member of the Ultramar Group. During the period ended December 31, 2013, the amount of operations with this Group is approximately ThUS$16,850 (ThUS$22,577 as of December 31, 2012).

9.8	Key management personnel compensation

	12/31/2013	12/31/2012
	ThUS$	ThUS$

Key management personnel compensation	24,150	32,888

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	92

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments

Financial assets in conformity with IAS 39 are detailed as follows:

10.1	Types of other financial assets

	12/31/2013	12/31/2012
Description of other financial assets	ThUS$	ThUS$

Other current financial assets (1)	431,883	244,161
Derivatives (2)	3,283	680
Hedging assets, current	25,007	71,262
Total other current financial assets	460,173	316,103

Other non-current financial assets	95	107
Hedging assets, non-current	-	29,385
Total other non-current financial assets	95	29,492

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

Detail of other current financial assets

Institution	12/31/2013	12/31/2012
	ThUS$	ThUS$
Banco Santander	131,534	41,691
BBVA	80,206	31,579
Banco de Crédito e Inversiones	79,530	82,145
Banco de Chile	42,095	42,992
Corpbanca	61,244	10,499
Banco Scotiabank	-	25,141
Banco Itaú	30,207	10,114
Banco Security	7,067	-
Total	431,883	244,161

10.2	Trade and other receivables, current and non-current

	12/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables	314,151	-	314,151	490,770	-	490,770
Prepayments	12,127	-	12,127	14,046	-	14,046
Other receivables	4,714	1,282	5,996	5,800	1,311	7,111
Total trade and other receivables	330,992	1,282	332,274	510,616	1,311	511,927

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	93

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments, (continued)

10.2	Trade and other receivables, continued

	12/31/2013			12/31/2012
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	330,052	(15,901)	314,151	507,562	(16,792)	490,770

Trade receivables, current	330,052	(15,901)	314,151	507,562	(16,792)	490,770

Prepayments, current	14,927	(2,800)	12,127	14,046	-	14,046
Other receivables, current	6,663	(1,949)	4,714	7,801	(2,001)	5,800

Current trade and other receivables	351,642	(20,650)	330,992	529,409	(18,793)	510,616

Other receivables, non-current	1,282	-	1,282	1,311	-	1,311

Non-current receivables	1,282	-	1,282	1,311	-	1,311

Total trade and other receivables	352,924	(20,650)	332,274	530,720	(18,793)	511,927

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	94

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecured portfolio

As of December 31, 2013 and December 31, 2012, the detail of the unsecuritized portfolio is as follows:

12/31/2013
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,175	1,055	515	395	332	304	303	294	312	1,817	8,502
Portfolio under no renegotiated terms	269,970	29,722	4,144	432	572	210	1,138	118	8,955	8,371	323,632
Number of customers under renegotiated terms portfolio	42	8	2	2	3	1	5	6	12	113	194

Portfolio under renegotiated terms, gross	2,964	79	15	69	42	13	87	85	447	2,619	6,420

Total gross portfolio	272,934	29,801	4,159	501	614	223	1,225	203	9,402	10,990	330,052

12/31/2012
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	2,591	2,228	539	400	367	303	319	268	301	33,380	40,696
Portfolio under no renegotiated terms	408,390	20,030	1,216	46,079	38	56	332	9,816	469	11,466	497,892
Number of customers under renegotiated terms portfolio	75	13	6	9	-	5	6	11	10	210	345

Portfolio under renegotiated terms, gross	4,166	91	43	189	-	73	63	324	325	4,396	9,670

Total gross portfolio	412,556	20,121	1,259	46,268	38	129	395	10,140	794	15,862	507,562

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	95

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments, (continued)

10.2	Trade and other receivables, continued

The detail of allowances is as follows:

Allowance and write-offs	12/31/2013 ThUS$	12/31/2012 ThUS$

Allowance for portfolio under no renegotiated terms	16,711	14,627
Allowance for portfolio with renegotiated terms	4,459	5,564
Write-offs for the period	(520)	(1,398)
Total	20,650	18,793

a)	Credit risk concentration

Credit risk concentrations with respect to trade receivables are reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	96

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments (continued)

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges against exchange and interest rate risks related to the total obligations relating to bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of December 31, 2013, the face value of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$555,303 and as of December 31, 2012 such contracts amounted to ThUS$515,156.

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2013	23,602	(45,312)	(3,307)	661	(2,646)

December 31, 2012	100,647	49,853	(18,419)	3,684	(14,735)

Hedging liabilities	Derivative instruments (IRS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2013	1,339	(93)	(1,153)	-	(1,153)

December 31, 2012	1,879	27	(1,786)	-	(1,786)

The balances in the effect on profit or loss column consider the interim effects of the contracts in force as of December 31, 2013 and December 31, 2012.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	97

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	66,710	UF	12/01/2026
G	33,673	Chilean peso	01/05/2014
H	191,638	UF	01/05/2018
I	56,041	UF	04/01/2014
J	92,440	Chilean peso	04/01/2014
M	46,463	UF	02/01/2017
O	68,338	UF	02/01/2017

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge against the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging, that may include derivatives or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% to 120%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. To date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	98

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2013 and December 31, 2012, the detail is as follows:

	12/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank borrowings	171,347	309,489	480,836	122,373	379,119	501,492
Obligations with the public	227,652	1,106,496	1,334,148	20,135	1,067,075	1,087,210
Derivatives	1,088	-	1,088	8,456	-	8,456
Hedging liabilities	1,339	1,405	2,744	1,879	-	1,879
Total	401,426	1,417,390	1,818,816	152,843	1,446,194	1,599,037

Current and non-current borrowings

As of December 31, 2013 and December 31, 2012, the detail is as follows:

	12/31/2013	12/31/2012
	ThUS$	ThUS$

Long-term borrowings	309,489	379,119

Short-term borrowings	100,135	120,921
Current portion of long-term borrowings	71,212	1,452
Short-term loans and current portion of long-term borrowings	171,347	122,373
Total borrowings assumed	480,836	501,492

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	99

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank loans, current:

As of December 31, 2013 and December 31, 2012, the detail of this caption is as follows:

						Currency				12/31/2013
						or				Up to 90	Current maturities
Debtor			Creditor			adjustment		Effective	Nominal	days	91 days to 1	Total
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Index	Repayment	Rate	Rate	ThUS$	year ThUS$	ThUS$

93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.65%	0.65%	3	20,000	20,003
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.47%	0.47%	7	20,000	20,007
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.10%	2.39%	1,012	-	1,012
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.61%	0.61%	20,033	-	20,033
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.59%	0.59%	11	20,000	20,011
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.75%	0.75%	-	20,081	20,081
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.75%	1.27%	-	120	120
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.69%	1.30%	-	10,014	10,014
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.35%	1.24%	189	50,000	50,189
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.73%	1.41%	-	139	139
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.37%	1.01%	-	10,108	10,108
										21,255	150,462	171,717
Borrowing costs										(26)	(344)	(370)
Total										21,229	150,118	171,347

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	100

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

						Currency				12/31/2012
						or				Up to 90	Current maturities
Debtor			Creditor			adjustment		Effective	Nominal	days	91 days to 1	Total
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Index	Repayment	rate	rate	ThUS$	year ThUS$	ThUS$

93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.70%	1.70%	-	20,175	20,175
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.09%	1.09%	-	20,017	20,017
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.01%	2.69%	1,139	-	1,139
79.626.800-K	SQM Salar S.A.	Chile	97.032.000-8	Banco BBVA Chile	Chile	US$	Upon maturity	1.90%	1.90%	-	20,243	20,243
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.03%	1.03%	20,153	-	20,153
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.83%	1.52%	-	141	141
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.81%	1.46%	-	20	20
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.60%	1.54%	-	235	235
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.92%	1.62%	-	164	164
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.49%	1.26%	-	140	140
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.64%	1.64%	-	20,172	20,172
79.947.100-0	SQM Industrial S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.04%	1.04%	20,162	-	20,162
Total										41,454	81,307	122,761
Borrowing costs										(26)	(362)	(388)
Total										41,428	80,945	122,373

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	101

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of December 31, 2013 and December 31, 2012, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

			Number of			Currency					12/31/2013 Current maturities
			registration or			or	Periodicity				Up to 90	91 days to
Debtor			ID of the			adjustment	Payment of		Effective	Nominal	days	1 year	Total
Tax ID No.	Subsidiary	Country	instrument	Series	Maturity date	index	Interest	Repayment	rate	rate	ThUS$	ThUS$	ThUS$

93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	04/15/2014	US$	Semiannual	Upon maturity	6.32%	6.13%	-	2,586	2,586
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	04/21/2014	US$	Semiannual	Upon maturity	5.70%	5.50%	-	2,674	2,674
93.007.000-9	SQM S.A	Chile	-	ThUS$300,000	04/03/2014	US$	Semiannual	Upon maturity	3.87%	3.63%	-	2,658	2,658
93.007.000-9	SQM S.A	Chile	446	C	06/01/2014	UF	Semiannual	Semiannual	4.44%	4.00%	-	6,951	6,951
93.007.000-9	SQM S.A	Chile	563	G	01/05/2014	$	Semiannual	Upon maturity	7.50%	7.00%	41,377	-	41,377
93.007.000-9	SQM S.A	Chile	564	H	01/05/2014	UF	Semiannual	Semiannual	5.10%	4.90%	4,207	-	4,207
93.007.000-9	SQM S.A	Chile	563	I	04/01/2014	UF	Semiannual	Upon maturity	3.35%	3.00%	-	67,144	67,144
93.007.000-9	SQM S.A	Chile	563	J	04/01/2014	$	Semiannual	Upon maturity	6.23%	5.50%	-	100,466	100,466
93.007.000-9	SQM S.A	Chile	700	M	02/01/2014	UF	Semiannual	Upon maturity	3.62%	3.30%	606	-	606
93.007.000-9	SQM S.A	Chile	699	O	02/01/2014	UF	Semiannual	Upon maturity	3.95%	3.80%	1,045	-	1,045
			Total								47,235	182,479	229,714
			Bond issuance costs								(335)	(1,727)	(2,062)
			Total								46,900	180,752	227,652

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	102

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

			Number of			Currency					12/31/2012 Current maturities
			registration or		Maturity date	or	Periodicity				Up to 90	91 days to
Debtor			ID of the		Payment of	adjustment	Payment of		Effective	Nominal	days	1 year	Total
Tax ID No.	Subsidiary	Country	instrument	Series	interest	index	Interest	Repayment	rate	rate	ThUS$	ThUS$	ThUS$

93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	4/15/2013	US$	Semiannual	Upon expiration	6.32%	6.13%	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	4/21/2013	US$	Semiannual	Upon expiration	5.70%	5.50%	-	2,667	2,667
93.007.000-9	SQM S.A	Chile	446	C	6/1/2013	UF	Semiannual	Semiannual	4.44%	4.00%	-	7,464	7,464
93.007.000-9	SQM S.A	Chile	563	G	7/5/2013	Ch$	Semiannual	Upon expiration	7.50%	7.00%	1,465	-	1,465
93.007.000-9	SQM S.A	Chile	564	H	7/5/2013	UF	Semiannual	Semiannual	5.10%	4.90%	4,484	-	4,484
93.007.000-9	SQM S.A	Chile	563	I	4/1/2013	UF	Semiannual	Upon expiration	3.35%	3.00%	-	532	532
93.007.000-9	SQM S.A	Chile	563	J	4/1/2013	Ch$	Semiannual	Upon expiration	6.23%	5.50%	-	1,470	1,470
93.007.000-9	SQM S.A	Chile	700	M	8/1/2013	UF	Semiannual	Upon expiration	3.62%	3.30%	644	-	644
93.007.000-9	SQM S.A	Chile	699	O	8/1/2013	UF	Semiannual	Upon expiration	3.95%	3.80%	1,110	-	1,110
			Total								7,703	14,710	22,413
			Bond issuance costs								(473)	(1,805)	(2,278)
			Total								7,230	12,905	20,135

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	103

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Types of interest-bearing borrowings, non-current

Non-current interest-bearing borrowings as of December 31, 2013 and December 31, 2012 are detailed as follows:

						Currency				12/31/2013 Years to maturity
						or				Over 1 years	Over 3	Over 5
Debtor			Creditor			adjustment		Effective	Nominal	to 3	to 5	Years	Total
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Index	Repayment	rate	rate	ThUS$	ThUS$	ThUS$	ThUS$

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.10%	2.39%	-	140,000	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.35%	1.41%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.75%	1.27%	40,000	-	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.69%	1.30%	40,000	-	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	1.37%	1.01%	40,000	-	-	40,000
Total										170,000	140,000	-	310,000
	Borrowings costs									(441)	(70)	-	(511)
Total										169,559	139,930	-	309,489

						Currency				12/31/2012 Years to maturity
						or				Over 1 years	Over 3	Over 5
Debtor			Creditor			adjustment		Effective	Nominal	to 3	to 5	Years	Total
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Index	Repayment	rate	rate	ThUS$	ThUS$	ThUS$	ThUS$

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.01%	2.69%	-	140,000	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.60%	1.54%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.92%	1.62%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.83%	1.52%	-	40,000	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.81%	1.46%	-	50,000	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	1.49%	1.26%	-	50,000	-	50,000
Total										100,000	280,000	-	380,000
	Borrowings costs									(235)	(646)	-	(881)
Total										99,765	279,354	-	379,119

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	104

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

d) Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2013 and December 31, 2012 is detailed as follows:

												12/31/2013
											Over 1	Current maturities
			Number of			Currency or	Periodicity				years	Over 3	Over 5
Debtor			registration or ID			adjustment	Payment of		Effective	Nominal	to 3	to 5	years	Total
Tax ID No.	Subsidiary	Country	of the instrument	Series	Maturity date	index	interest	Repayment	rate	rate	ThUS$	ThUS$	ThUS$	ThUS$

93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	6.32%	6.13%	200,000	-	-	200,000
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.70%	5.50%	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.87%	3.63%	-	-	300,000	300,000
93.007.000-9	SQM S.A	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	4.44%	4.00%	13,328	13,328	53,322	79,978
93.007.000-9	SQM S.A	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.10%	4.90%	-	-	177,729	177,729
93.007.000-9	SQM S.A	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.62%	3.30%	-	44,432	-	44,432
93.007.000-9	SQM S.A	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.95%	3.80%	-	-	66,648	66,648
			Total								213,328	57,760	847,699	1,118,787
			Bond issuance costs								(737)	(593)	(10,961)	(12,291)
			Total								212,591	57,167	836,738	1,106,496

												12/31/2012
											Over 1	Current maturities
			Number of			Currency or	Periodicity				years	Over 3	Over 5
Debtor			registration or ID			adjustment	Payment of		Effective	Nominal	to 3	to 5	years	Total
Tax ID No.	Subsidiary	Country	of the instrument	Series	Maturity date	index	interest	Repayment	rate	rate	ThUS$	ThUS$	ThUS$	ThUS$

93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	6.32%	6.13%	-	200,000	-	200,000
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.70%	5.50%	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	4.44%	4.00%	14,280	14,280	64,260	92,820
93.007.000-9	SQM S.A	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	7.5%	4.90%	-	-	190,401	190,401
93.007.000-9	SQM S.A	Chile	563	G	01/05/2014	Ch$	Semiannual	Upon maturity	5.10%	7.00%	43,764	-	-	43,764
93.007.000-9	SQM S.A	Chile	563	I	04/01/2014	UF	Semiannual	Upon maturity	3.35%	3.00%	71,400	-	-	71,400
93.007.000-9	SQM S.A	Chile	563	J	04/01/2014	Ch$	Semiannual	Upon maturity	6.23%	5.50%	108,368	-	-	108,368
93.007.000-9	SQM S.A	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.62%	3.30%	-	47,600	-	47,600
93.007.000-9	SQM S.A	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.95%	3.80%	-	-	71,400	71,400
			Total								237,812	261,880	576,061	1,075,753
			Bond issuance costs								(631)	(1,420)	(6,627)	(8,678)
			Total								237,181	260,460	569,434	1,067,075

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	105

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

On the 31st of December 2013 and the 31st of December 2012, short term bonds of MUS$ 227,652 and MUS$ 20,135 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date, excluding bond issue costs. The non-current portion consisted of MUS$1,106,496 on the 31st December 2013 and MUS$1,067,075 on the 31st December 2012, corresponding to the issuance of series C bonds, Single series bonds (ThUS$ 200), series G bonds, series H bonds, series I bonds, series J bonds, second issue single series bonds (ThUS$ 250), series M bonds, series O bonds and third issue single series bonds (ThUS$ 300), excluding debt issue costs.

As of December 31, 2013 and December 31, 2012, the details of each issuance are as follows

Series “C” bonds

On January 24, 2006, the Company issusd Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of December 31, 2013 and December 31, 2012, the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2013	12/31/2012
	ThUS$	ThUS$
Principal	6,780	6,858
Interest payment	3,694	4,004

Single series first issue ThUS$200,000

On April 5, 2006, the Company issued Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of December 31, 2013 and December 31, 2012, the Company has made the following payments with a charge to the Single Series bonds:

Payments made	12/31/2013 ThUS$	12/31/2012 ThUS$
Payments of interest	12,250	12,250

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	106

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

On January, 13, 2009, the Company issued two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was issued at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2013 and December 31, 2012, the Company has made the following payments with a charge to the Series G and H bonds:

Payments made	12/31/2013 ThUS$	12/31/2012 ThUS$
Payments of interest, Series G bonds	2,962	2,845
Payments of interest, Series H bonds	9,062	8,565

Series “J” and “I” bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,000,000 (ThUS$92,456) which was issued at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was issued at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3.00%.

As of December 31, 2013 and December 31, 2012, the Company has made the following payments with a charge to the Series J and I bonds:

Payments made	12/31/2013 ThUS$	12/31/2012 ThUS$
Payment of interest, Series J bonds	5,790	5,879
Payment of interest, Series I bonds	2,106	2,100

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	107

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its issuance in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with annual an interest rate of 5.5% for the purpose of refinancing long-term liabilities.

As of December 31, 2013 and December 31, 2012, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	12/31/2013 ThUS$	12/31/2012 ThUS$
Interest payment	13,750	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company issued two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was issued at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was issued at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of December 31, 2013, and December 31, 2012 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	12/31/2013 ThUS$	12/31/2012 ThUS$
Payment of interest, Series M bonds	1,522	765
Payment of interest, Series O bonds	2,626	1,320

Single series bonds, third issue ThUS$300,000

On April 3, 2013, the Company issued in the United States a non-guaranteed bond with a value of US$ 300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of December 31, 2013, and December 31, 2012 the Company has made the following payments with a charge to the Single series bonds:

Payments made	12/31/2013 ThUS$	12/31/2012 ThUS$
Payment of interest	5,438	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	108

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.5	Trade and other payables

	12/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accounts payable	150,322	-	150,322	207,429	-	207,429
Deferred income	-	-	-	-	-	-
Retained (or accrued)	638	-	638	515	-	515
Total	150,960	-	150,960	207,944	-	207,944

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2013, the Company has purchase orders amounting to ThUS$29,395 (ThUS$127,484 as of December 31, 2012).

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12/31/2013	Effect on profit or loss as of 12/31/2013	12/31/2012	Effect on profit or loss as of 12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (forward)	423	5,100	5,612	(4,559)
Derivative instruments (options)	665	1,827	2,492	(1,456)
Derivative instruments (IRS)	1,339	251	2,231	(240)
	2,427	7,178	10,335	(6,255)

Balances in the column effect on profit or loss consider the annual effects of agreements which were in force as of December 31, 2013.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	109

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

	12/31/2013			12/31/2012
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets measured at amortized cost	431,883	-	431,883	244,161	-	244,161
Investments held-to-maturity measured at amortized cost	-	95	95	-	107	107
Loans and receivables measured at amortized cost	330,992	1,282	332,274	510,616	1,311	511,927
Total financial assets measured at amortized cost	762,875	1,377	764,252	754,777	1,418	756,195

Financial assets at fair value through profit or loss	3,283	-	3,283	680	-	680
Financial assets at fair value through other comprehensive income	25,007	-	25,007	71,261	29,385	100,646
Total financial assets at fair value	28,290	-	28,290	71,941	29,385	101,326
Total financial assets	791,165	1,377	792,542	826,718	30,803	857,521

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	110

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	12/31/2013			12/31/2012
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial liabilities at fair value through profit or loss	2,427	1,405	3,832	10,335	-	10,335
Financial liabilities at fair value through profit or loss	2,427	1,405	3,832	10,335	-	10,335

Financial liabilities measured at amortized cost	549,959	1,415,985	1,965,944	350,452	1,446,194	1,796,646
Total financial liabilities measured at amortized cost	549,959	1,415,985	1,965,944	350,452	1,446,194	1,796,646
Total financial liabilities	552,386	1,417,390	1,969,776	360,787	1,446,194	1,806,981

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	111

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.8	Fair Value Measurement of Assets and Liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds against issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge against LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognised by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (USD) parts of the derivative. In the case of the IRS, the asset value recognised is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognised is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized within Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the actual market value of guaranteed and non-guaranteed long-term obligations; bonds denominated in local currency ($/UF) and foreign currency (USD), credits denominated in foreign currency (USD).

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	112

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.9	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2013 and December 31, 2012, assets pledged as guarantees are as follows:

Restricted cash	12/31/2013 ThUS$	12/31/2012 ThUS$
Isapre Norte Grande Ltda.	708	571
Total	708	571

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.
-	Other current financial liabilities are considered at fair value equal to their carrying values.
-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.
-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	113

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2013		12/31/2012
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	476,622	476,622	324,353	324,353
Current trade and other receivables	330,992	330,992	510,616	510,616
Other financial assets, current:
- Time deposits	431,883	431,883	244,161	244,161
- Derivative instruments	3,283	3,283	680	680
- Current hedging assets	25,007	25,007	71,262	71,262
Total other current financial assets	460,173	460,173	316,103	316,103
Non-Current Trade Receivables	1,282	1,282	1,311	1,311
Other non-current financial assets:	95	95	107	107
Non-current hedging assets	-	-	29,385	29,385
Other non-current financial assets:	1,377	1,377	30,308	30,308
Other financial liabilities, current:
- Bank loans	171,347	171,347	122,373	122,373
- Derivative instruments	1,088	1,088	8,456	8,456
- Hedging liabilities	1,339	1,339	1,879	1,879
- Unsecured obligations	227,652	227,652	20,135	20,135
Other financial liabilities, current	401,426	401,426	152,843	152,843
Current and non-current accounts payable	150,960	150,960	207,944	207,944
Other non-current financial liabilities:
- Bank loans	309,489	324,246	379,119	401,465
- Unsecured obligations	1,106,496	1,077,049	1,067,075	1,137,363
- Non-current hedging liabilities	1,405	1,405	-	-
Other non-current financial liabilities:	1,417,390	1,402,700	1,446,194	1,538,828

Fair value hierarchy

Fair value hierarchies are as follows:

-	Level 1: When only quoted (unadjusted) prices have been used in active markets.
-	Level 2: When in a phase in the valuation process, variables other than prices quoted in Level 1 have been used, which are directly observable in markets.
-	Level 3: When in a phase in the valuation process, variables which are not based in observable market data have been used.

The valuation techniques used to determine the fair value of our hedging instruments are those indicated in level 2.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	114

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	115

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 11 – Equity-accounted investees

11.1	Investments in Associated companies recognized according to the equity method of accounting

As of December 31, 2013 and December 31, 2012, in accordance with criteria established in Note 2.6 and Note 3.19, investment in associated companies recognized according to the equity method of accounting and joint ventures are as follows:

Associated Companies	Equity-accounted investees		Share on profit (loss) of associated companies and joint ventures accounted for using the equity method		Share on other comprehensive income of associated companies and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associated companies and joint ventures accounted for using the equity method
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	1,649	1,656	1,005	1,088	-	-	1,005	1,088
Abu Dhabi Fertilizer Industries WWL	11,453	9,890	1,596	1,628	-	-	1,596	1,628
Doktor Tarsa Tarim Sanayi AS	15,193	15,346	2,192	4,134	-	-	2,192	4,134
Ajay North America	13,125	15,357	7,919	10,927	-	-	7,919	10,927
Ajay Europe SARL	7,924	8,495	3,825	6,295	-	-	3,825	6,295
SQM Eastmed Turkey	142	85	132	-	-	-	132	-
Charlee SQM Thailand Co. Ltd.	1,589	126	237	32	-	-	237	32
Total	51,075	50,955	16,906	24,104	-	-	16,906	24,104

	Description of the nature of the		Country of	Share of ownership in associated	Dividends received
Associate	relationship	Domicile	incorporation	companies	12/31/2013	12/31/2012
					ThUS$	ThUS$

Sales de Magnesio Ltda.	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	892	1,052
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	50%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and commercialization of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	10,437	10,628
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	5,093	3,446
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	116

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 11 – Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associated companies

	12/31/2013				12/31/2013
	Assets		Liabilities			Gain (loss) from	Other
	Current	Non- current	Current	Non- current	Revenue	continuing operations	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,519	309	1,512	18	14,370	2,009	-	2,009
Abu Dhabi Fertilizer Industries WWL	26,645	2,321	6,059	-	44,689	3,192	-	3,192
Doktor Tarsa Tarim Sanayi AS	67,603	6,563	37,696	6,082	73,905	4,385	-	4,385
Ajay North America	23,728	9,289	6,230	-	72,297	16,161	-	16,161
Ajay Europe SARL	22,247	2,370	8,770	-	67,361	7,649	-	7,649
SQM Eastmed Turkey	149	305	169	-	139	265	-	265
Charlee SQM Thailand Co. Ltd.	6,104	572	2,706	-	19,179	593	-	593
Total	150,995	21,729	63,142	6,100	291,940	34,254	-	34,254

	12/31/2012				12/31/2012
	Assets		Liabilities			Gain (loss) from	Other
	Current	Non- current	Current	Non- current	Revenue	continuing operations	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,662	364	1,713	-	14,259	2,177	-	2,177
Abu Dhabi Fertilizer Industries WWL	21,885	2,187	4,291	-	42,899	3,255	-	3,255
Doktor Tarsa Tarim Sanayi AS	67,345	7,982	36,332	8,304	77,839	8,267	-	8,267
Ajay North America	28,914	8,719	6,292	-	83,340	22,300	-	22,300
Ajay Europe SARL	27,587	2,091	12,688	-	84,203	12,591	-	12,591
SQM Eastmed Turkey	16	412	258	-	-	-	-	-
Charlee SQM Thailand Co. Ltd.	12,898	462	13,048	-	13,536	81	-	81
Total	163,307	22,217	74,622	8,304	316,076	48,671	-	48,671

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	117

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 11 – Investment in Associated companies (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associated companies.

The Company presents no investments not accounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of December 31, 2013 and December 31, 2012.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	118

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 12 - Joint Ventures

12.1	Policy for the accounting for equity accounted investment in joint ventures

The method for the recognition of joint ventures is that in which participation is initially recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2013

As of December 31, there are no changes in the composition of the interest in joint ventures.

b)	Operations conducted in 2012

On March 2012, the Company Coromandel SQM increased its capital by ThUS$394. This Company has an ownership of 50% in Soquimich European Holding B.V.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	119

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 12 - Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting:

			Country of	Share of interest	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	12/31/2013	12/31/2012
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Crop Nutrition Co., Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Brazil Agroindustria	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Southern Africa Pty	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	50%	-	-
SQM Vitas Spain	Production and commercialization of specialty plant nutrition	C/Manuel Echeverria Manzana 2 Muelle de la Cab ( Puerto Real )	Spain	50%	-	-
SQM Vitas Holland	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Dutch Antilles	50%	-	-
SQM Vitas Plantacote B.V.	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Dutch Antilles	50%	-	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	120

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 12 - Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting:

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	11,504	10,428	255	287	13	-	267	287
Coromandel SQM	801	683	90	184	-	(87)	89	98
SQM Vitas Fzco.	12,762	7,153	1,807	(266)	(339)	(159)	1,467	(425)
SQM Star Qingdao Crop Nutrition Co., Ltd.	1,475	1,079	396	48	-	-	395	48
SQM Vitas Holland	(599)	-	-	-	-	-	(667)	-
	25,943	19,343	2,548	253	(326)	(246)	1,551	8

The following companies are subsidiaries of SQM Vitas Fzco.

	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brazil	4,747	2,799	2,538	(621)	-	(306)	1,152	(927)
SQM Vitas Peru	4,314	2,525	(224)	(28)	-	(26)	93	(54)
SQM Vitas Southern Africa	1,096	506	55	(238)	-	14	102	(224)
SQM Vitas Spain	-	248	-	-	-	-	(177)	-
SQM Vitas Plantacote B.V.	-	-	-	-	-	-	(385)	-
Total	10,157	6,078	2,369	(887)	-	(318)	785	(1,205)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	121

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 12 - Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from Joint Ventures:

12/31/2013
	Assets		Liabilities			Gain (loss)
	Current	Non- current	Current	Non- current	Revenue	from continuing operations	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	68,241	9,414	54,650	-	41,744	509	26	535
Coromandel SQM	4,545	1,158	4,037	63	7,842	179	-	179
SQM Vitas Fzco,	12,790	13,772	1,039	-	18,779	3,614	(679)	2,935
SQM Star Qingdao Crop Nutrition Co. Ltda.	3,570	228	838	10	7,649	791	-	791
SQM Vitas Brazil	31,243	7,158	25,615	8,039	87,927	2,305	-	2,305
SQM Vitas Peru	21,481	1,722	18,890	-	35,267	185	-	185
SQM Vitas Southern Africa	5,164	829	4,896	-	21,234	204	-	204
SQM Vitas Spain	1,318	949	2,492	-	1,854	(355)	-	(355)
SQM Vitas Holland	95	-	316	977	-	(1,335)	-	(1,335)
SQM Vitas Plantacote B.V.	1,323	6,548	8,623	-	2,157	(770)	-	(770)
Total	149,770	41,778	121,396	9,089	224,453	5,327	(653)	4,674

	12/31/2012				12/31/2012
	Assets		Liabilities			Gain (loss)
	Current	Non- current	Current	Non- current	Revenue	from continuing operations	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	21,843	9,984	6,899	4,072	29,980	573	-	573
Coromandel SQM	4,388	1,397	4,419	-	5,633	369	(174)	195
SQM Vitas Fzco.	4,568	10,522	785	-	19,643	(532)	(318)	(850)
SQM Star Qingdao Crop Nutrition Co., Ltd.	1,986	304	132	-	5,028	95	-	95
SQM Vitas Brazil	36,874	6,865	32,331	8,609	53,955	(621)	(306)	(927)
SQM Vitas Peru	23,308	1,512	20,149	2,145	32,376	(28)	(26)	(54)
SQM Vitas Southern Africa	2,730	101	2,325	-	12,850	(238)	14	(224)
SQM Vitas Spain	-	-	-	-	-	-	-	-
Total	95,697	30,685	67,040	14,826	159,465	(382)	(810)	(1,192)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	122

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 12 - Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	8,049	485	7,660	-	-	-
Coromandel SQM	197	248	880	1,289	-	-
SQM Vitas Fzco.	10,605	7,977	-	-	-	-
SQM Star Qingdao Crop Nutrition Co., Ltd.	1,988	524	-	-	-	-
SQM Vitas Brazil	854	549	-	66	8,600	8,039
SQM Vitas Peru	1,166	286	-	-	-	-
SQM Vitas Southern Africa	351	179	-	-	-	-
SQM Vitas Spain	310	-	-	-		-
SQM Vitas Holland	26	-	-	-	-	-
SQM Vitas Plantacote B.V.	109	-	5,567	-	-	-
Total	23,655	10,248	14,107	1,355	8,600	8,039

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	(549)	(702)	(813)	-	(12)	(97)
Coromandel SQM	(2)	(91)	(87)	(75)	(92)	(56)
SQM Vitas Fzco.	(1,001)	(982)	(16)	(15)	-	-
SQM Star Qingdao Crop Nutrition Co., Ltd.	(71)	(74)	-	-	(242)	(27)
SQM Vitas Brazil	(328)	(247)	(931)	(463)	-	-
SQM Vitas Peru	(82)	(32)	(445)	(102)	91	-
SQM Vitas Southern Africa	(67)	(29)	(104)	(37)	-	-
SQM Vitas Spain	-	-	(14)	-	-	-
SQM Vitas Holland	-		(2)		-
SQM Vitas Plantacote B.V.	-	-	(176)	-	-
Total	(2,100)	(2,157)	(2,588)	(692)	(255)	(180)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	123

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 13 - Intangible assets and goodwill

13.1	Balances

	12/31/2013	12/31/2012
	ThUS$	ThUS$

Intangible assets other than goodwill	104,363	99,754
Goodwill	38,388	38,388

Total	142,751	138,142

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of December 31, 2013 and December 31, 2012 are detailed as follows:

		12/31/2013
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	5,342	(3,146)	2,196
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,576	(882)	694
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	97,392	-	97,392
Other intangible assets	Indefinite	4,081	-	4,081
Intangible assets other than goodwill		112,212	(7,849)	104,363

Goodwill	Indefinite	38,388	-	38,388

Total intangible assets and goodwill		150,600	(7,849)	142,751

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	124

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2012
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	3,765	(2,115)	1,650
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,198	(820)	378
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	96,366	-	96,366
Other intangible assets	Indefinite	1,360	-	1,360
Intangible assets other than goodwill		106,510	(6,756)	99,754

Goodwill	Indefinite	38,388	-	38,388

Total intangible assets and goodwill		144,898	(6,756)	138,142

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life, measures the lifetime or the number of productive units or other similar which constitute its useful life.

The estimated useful life for software is 3 years for other finite useful life assets, the period in which they are amortized relate to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and have a finite useful life when they are subjected to a fixed term contract and indefinite otherwise.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and in the case of mining claims, estimated tons to be extracted.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	125

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite

Intangible assets other than goodwill	Indefinite	Indefinite

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years

Trademarks	1 year	5 years

Software	2 years	3 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

e)	Other information to disclose on intangible assets

SQM has property rights and mining concessions from the Chilean Government, intended for the exploration and exploitation of saltpeter and brine. Such rights, have had no initial cost other than registration costs, which are insignificant.

Also, SQM has acquired from third-parties other than the Chilean Government, mining concessions, which have been recognized at acquisition cost, which are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	126

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2013:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	1,650	378	96,366	1,360	38,388	138,142
Additions		1,577	377	3,394	2,721	-	8,069
Amortization		(1,019)	(61)	(12)	-	-	(1,092)
Other increases (decreases)		(12)	-	(2,356)	-	-	(2,368)

Final balance	-	2,196	694	97,392	4,081	38,388	142,751

g)	Movements in identifiable intangible assets as of December 31, 2012:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	1,938	440	1,542	396	38,605	42,921
Additions		501	-	19,080	964	-	20,545
Amortization		(789)	(62)	-	-	-	(851)
Other increases (decreases)		-	-	75,744	-	(217)	75,527

Final balance	-	1,650	378	96,366	1,360	38,388	138,142

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	127

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 14 - Property, plant and equipment

As of December 31, 2013 and December 31, 2012, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	12/31/2013 ThUS$	12/31/2012 ThUS$

Property, plant and equipment, net

Land	33,812	33,320
Buildings	190,529	169,731
Machinery	465,327	438,331
Transport equipment	105,979	88,954
Furniture and fixtures	9,534	6,736
Office equipment	6,062	5,249
Constructions in progress	415,740	423,184
Other property, plant and equipment (1)	827,394	747,044
Total	2,054,377	1,912,549

Property, plant and equipment, gross

Land	33,812	33,320
Buildings	364,695	329,397
Machinery	1,179,860	1,065,641
Transport equipment	263,268	224,462
Furniture and fixtures	27,575	22,667
Office equipment	39,142	36,215
Constructions in progress	415,740	423,184
Other property, plant and equipment	1,506,708	1,336,991
Total	3,830,800	3,471,877

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	128

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 14 - Property, plant and equipment (continued)

14.1	Types of property, plant and equipment, continued

	12/31/2013	12/31/2012
	ThUS$	ThUS$
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and value impairment of buildings	174,166	159,666
Accumulated depreciation and value impairment of machinery	714,533	627,310
Accumulated depreciation and value impairment of transport equipment	157,289	135,508
Accumulated depreciation and value impairment of furniture and fixtures	18,041	15,931
Accumulated depreciation and value impairment of office equipment	33,080	30,966
Accumulated depreciation and value impairment of other property, plant and equipment	679,314	589,947
Total	1,776,423	1,559,328

(1)	The detail of other property, plant and equipment is as follows:

Other property, plant and equipment, net	12/31/2013 ThUS$	12/31/2012 ThUS$
Conveyor belt	53,783	52,582
Tank (TK)	25,781	26,810
Geomembrane / liner	169,255	143,585
Electric facilities	21,889	29,725
Lights	28,748	23,945
Other constructions	62,390	59,230
Piping	22,499	23,952
Pool	181,844	180,348
Well (water)	39,963	20,737
Pipes / HD lines	101,886	78,244
Railroad track	21,628	21,719
Other property, plant and equipment	97,728	86,167
Total	827,394	747,044

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	129

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of December 31, 2013 and December 31, 2012:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2013	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,320	169,731	438,331	88,954	6,736	5,249	423,184	747,044	1,912,549

Changes
Additions	778	47	2,100	3	60	845	416,471	3,327	423,631
Divestitures	-	(14)	(49)	(35)	-	-	(5,045)	(24)	(5,167)
Depreciation expense	-	(14,520)	(87,989)	(21,787)	(2,112)	(2,055)	-	(88,358)	(216,821)
Increase(decrease) in foreign currency exchange	(36)	(12)	(12)	(15)	-	(36)	-	(86)	(197)
Reclassification	-	35,700	115,281	38,845	4,874	2,156	(366,516)	169,660	-
Other increases (decreases) (*)	(250)	(403)	(2,335)	14	(24)	(97)	(52,354)	(4,169)	(59,618)

Total changes	492	20,798	26,996	17,025	2,798	813	(7,444)	80,350	141,828

Final balance	33,812	190,529	465,327	105,979	9,534	6,062	415,740	827,394	2,054,377

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses which are charged to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	130

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of December 31, 2013 and December 31, 2012, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2012	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,252	146,532	424,460	82,822	5,015	5,312	297,996	683,913	1,679,302

Changes
Additions	36	—	1,092	34	70	323	443,349	972	445,876
Divestitures	—	—	(115)	—	(67)	(12)	(2,936)	(78)	(3,208)
Depreciation expense	—	(14,800)	(79,534)	(18,400)	(1,858)	(1,857)	—	(79,709)	(196,158)
Increase(decrease) in foreign currency exchange	32	(1)	5	15	—	(13)	—	67	105
Reclassification	—	37,916	92,441	24,535	3,576	1,478	(287,291)	127,345	—
Other increases (decreases) (*)	—	84	(18)	(52)	—	18	(27,934)	14,534	(13,368)

Total changes	68	23,199	13,871	6,132	1,721	(63)	125,188	63,131	233,247

Final balance	33,320	169,731	438,331	88,954	6,736	5,249	423,184	747,044	1,912,549

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses which are charged to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	131

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 14 - Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions over title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$17,232 as of December 31, 2013 and ThUS$ 14,153 as of December 31, 2012.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent the asset from being maintained in good conditions for its use.

14.5	Impairment of assets

As stated in Note 3.22, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may be impaired. As of December 31, 2013, certain assets have suffered impairment for which a provision has been recognized for an amount of ThUS$10,085. As of December 31, 2012, no impairment adjustments were generated.

14.6	Reclassifications

For comparative purposes, ThUS$75,740 were reclassified from property, plant and equipment (land) to the intangible assets, corresponding to mining concessions that SQM has acquired from third-parties, which have been registered at acquisition cost, and amortized as the corresponding area is exploited based on the tons estimated to be extracted.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	132

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 - Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by employee	12/31/2013	12/31/2012
	ThUS$	ThUS$
Current
Profit sharing and bonuses	25,236	33,974
Total	25,236	33,974

Non-current
Profit sharing and bonuses	277	6,056
Severance indemnity payments	32,137	34,431
Pension Plan	-	409
Total	32,414	40,896

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	133

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on the personal performance, the Company’s performance and other short-term, mid-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on Profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and are paid in cash. The short-term portion is presented as a provision for current employee benefits and the long-term portion as non-current.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	134

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

Staff severance indemnities at actuarial value	12/31/2013	12/31/2012
	ThUS$	ThUS$
Staff severance indemnities, Chile	31,470	33,731
Other obligations in companies elsewhere	667	700
Total other non-current liabilities	32,137	34,431

SQM North America’s pensions plan	-	409
Total post-employment obligations	-	409

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 6%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of service for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3.500 of 1980.

Methodology

The determination of the obligation for benefits under IAS 19, Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	135

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The following methodology to determine the accrual for all the employees included in agreements has considered turnover rates and the mortality rate RV-2010 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees a pension plan until 2002 called “SQM North America Retirement Income Plan”, of which an obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America has offered to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

The table below shows the plan financing status and the amounts recognized in the consolidated Statement of Financial Position.

Reconciliation table	2013	2012
	ThUS$	ThUS$
Variation in the benefit obligation:
Benefit obligation at January 1	6,482	6,620
Service cost	1	1
Interest cost	412	406
Actuarial gain (loss)	387	(236)
Benefits paid	(360)	(309)
Benefit obligation at December 31	6,922	6,482

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	136

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 - Employee benefits (continued)

15.4	Other long-term benefits, continued

	2013	2012
	ThUS$	ThUS$
Variation in plan assets:
Fair value of plan assets as of January 1	6,073	5,206
Employer contributions	453	436
Actual return (loss) on plan assets	1,743	740
Benefits paid	(360)	(309)
Fair value of plan assets as of December 31	7,909	6,073

Financing status	987	(409)
Items not yet recognized as net periodical pension and healthcare cost elements:
Net actuarial loss at the beginning of the period	(2,243)	(2,954)
Amortization during the period	109	131
Net profit or loss expected to occur during the period	903	580
Adjustment to recognize a minimum pension and healthcare obligation	(1,231)	(2,243)

As of December 31, 2013 and 2012, the net periodical pension and healthcare expense comprised the following elements.

.

	2013	2012
Reconciliation	ThUS$	ThUS$

Cost of benefits from services obtained during the period	2	2
Interest cost on benefit obligation	412	406
Actual return on plan assets	1,743	739
Amortization for prior period losses	109	131
Net loss during the period	(1,290)	(344)
Net periodic provisional expense	69	142

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	137

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 - Employee benefits (continued)

15.5	Staff severance indemnities

As of December 31, 2013 and December 31, 2012, severance indemnities calculated at the actuarial value are as follows:

	2013 ThUS$	2012 ThUS$
Opening balance	(34,431)	(28,188)
Current cost of service	(107)	(8,087)
Interest cost	(2,248)	(1,037)
Actuarial gain/loss	(127)	40
Exchange rate difference	2,946	(2,237)
Benefits paid during the year	1,830	5,078
Balance	(32,137)	(34,431)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	138

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 - Employee benefits (continued)

15.5	Staff severance indemnities, continued

The liability recorded for staff severance indemnity is valued using the actuarial value method, using the following actuarial assumptions:

	12/31/2013	12/31/2012

Mortality rate	RV - 2012	RV - 2011
Actual annual interest rate	6%	6%
Voluntary retirement rotation rate:
Men	0.96%	0.9%	annual
Women	1.36%	1.53%	annual
Salary increase	3.0%	3.0%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

Note 16 - Executive compensation plan

The Company has established two compensation plans to motivate the Company’s executives and encourage them to stay in the Company, by granting payments based on the change in price of SQM’s shares.

1)	Shares

Liquidated in cash, executives are able to exercise their rights until 2016.

Characteristics of the plan

This compensation plan is related to the company performance through the price of the Series B SQM share(Santiago Stock Exchange).

Participants in this plan

This compensation plan includes 10 executives of the Company who are entitled to this benefit, provided that they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May following the fiscal year.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	139

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 16 - Executive compensation plan (continued)

Compensation

The compensation for each executive is the difference between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$ 50 per share. The Company reserves the right to exchange that benefit by shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2013 and December 31, 2012 are the following:

Movement for the period	2013	2012
In effect as of January 1	2,200,500	2,340,000
Granted during the fiscal year	45,000	103,500
Redundant workers	(187,500)	(103,500)
Exercised during the fiscal year	-	(139,500)
Changes in benefit plan	(522,000)	-
In circulation as of December 31, 2013	1,536,000	2,200,500
Average contractual life	28 months	40 months
Executives	10	40

The amounts accrued by the plan, as of December 31, 2013 and December 31, 2012, amount to:

Effect on profit or loss	2013 ThUS$	2012 ThUS$
Effect on profit or loss	8,200	(3,142)

2)	Average Share Price Spread

Plan characteristics

This compensation plan is also related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 30 Company’s executives, who obtain this benefit, provided they remain in the Company at the payment dates. The payments dates, if any, will be the first of January 2016, 2017 and 2018.

Compensation

The compensation for each executive is the difference between the average share price during each of the months of December 2015, December 2016 and December 2017, respectively, in its equivalent in US dollars and the reference prices, with the latter being the value between US$28 and the average weighted price of the trading of SQM Series B shares in the Santiago Stock Exchange during December 2014. The difference cannot exceed US$15.00 and will be multiplied by 5,000. If the amount calculated is negative or zero, no bonus will be paid during that period, but in such case, the bonus payable in the following period to the employee, will be equal to the product of multiplying the difference by 10,000. If the value was negative or zero in December 2015 and also in December 2016, for calculating the bond of December 2017, the differential will be multiplied by 15,000.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	140

Notes to the Consolidated Financial Statements as of December 31, 2013

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2013 and December 31, 2012 are the following:

Movement for the period	2013	2012
In effect as of January 1	-	-
Granted during the fiscal year	450,000	-
In circulation as of December 31, 2013	450,000	-
Average weighted contractual life	48 months	-
Executives	30	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	141

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, others things, the limits considered in the Financing Policy approved Board of Directors, which establish a maximum consolidated debt level of 1.5 times the debt/equity. This limit can be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the debt level at 1.4 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 2,8 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2013	12/31/2012	Description (1)	Calculation (1)
Net Financial Debt MUS$	882,020	929,197	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.40	3.69	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.27	0.30	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	19.5%	30.1%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
ROA	16.4%	25.1%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.96	1.02	Total Liability on Equity	Total Liabilities / Total Equity

(1) Assumes the absolute value of the accounting records

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	142

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change depending on variables such as: work capital requirements, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and to take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)          A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)          An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of December 31, 2013 and December 31, 2012, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	143

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	12/31/2013		12/31/2012
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in US$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2013 and December 31, 2012, the Company has not placed any new issuances of shares on the market.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	144

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of December 31, 2013 and 2012, this caption comprises the following:

	12/31/2013 ThUS$	12/31/2012 ThUS$
Reserve for currency exchange conversion	(3,817)	(330)
Reserve for cash flow hedges	(3,766)	(16,522)
Reserve for actuarial gains or losses in defined benefit plans	(1,231)	(2,243)
Other reserves	(1,677)	(1,677)

Total other reserves	(10,491)	(20,772)

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate, when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains as hedge instruments, financial derivatives related to obligations with the public issued in Unidades de Fomento and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for actuarial gains or losses in defined benefit plans

Our subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2013 and 2012.

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	145

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent that it has a deficit in retained earnings (losses not absorbed in prior years).

The Company’s dividend policy for 2013 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2013.

-	Distribution and payment, if possible during 2013, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2013 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2013, which are reflected in the Company’s financial statements as of September 31, 2013.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2013 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2014.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2013 will be retained and used for the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional and interim dividends.

-	The Board of Directors considers it necessary to indicate that the aforementioned Dividends Policy correspond to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such Policy Dividends is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	146

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends

On November 19, 2013, the Board of Directors of Sociedad Química y Minera de Chile S.A, agreed to pay and distribute to the Company’s shareholders, stating from December 12, 2013, a provisional dividend of US$0.75609 per share, equivalent, approximately, to ThUS$199,000 or 49.9% of the net distributable profit for the commercial year 2013, accumulated at September 30 of such year. The above is also charged against income of said commercial year, in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior to December 12, and in its equivalent in Chilean pesos according to the value of the “Observed dollar” or “USA dollar” that appears published in the Official Gazette on December 6, 2013.

On April 25th, 2013, at the 38th ordinary shareholders’ meeting, a definitive dividend payment of US$1.23323 per share was approved, based on the net profit earned during the commercial year 2012. US$0.94986 per share that was already paid as provisional dividend should be discounted from the abovementioned dividend, and the balance, amounting to US$0.28337 per share will be paid and distributed in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior to the day in which the dividend will be paid. The mentioned amount, if corresponds, will be paid in its equivalent in Chilean pesos according to the value of the “Observed dollar” or “USA dollar” that appears published in the Official Gazette on April 25, 2013.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	147

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends, continued

Dividends presented deducted from equity are:

	12/31/2013 ThUS$	12/31/2012 ThUS$
Dividends attributable to owners of the parent	203,401	253,438
Dividends payable	36,583	76,267
Total	239,984	329,705

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	148

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 18 -	Provisions and other non-financial liabilities

18.1	Types of provisions

	12/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	8,567	3,000	11,567	5,567	3,000	8,567
Restructuring	-	-	-	-	-	-
Provision for dismantling, restoration and rehabilitation cost	-	5,633	5,633	-	4,357	4,357
Other provisions	9,386	-	9,386	12,922	-	12,922
Total	17,953	8,633	26,586	18,489	7,357	25,846

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Brazil and United States (see note 19.1) and other litigations.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	149

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 18 -	Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Description of other provisions	12/31/2013 ThUS$	12/31/2012 ThUS$

Current provisions, other short-term provisions
Provision for tax loss in fiscal litigation	1,401	1,606
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	4,782	7,712
Fine to Brazil	2,500	2,500
Miscellaneous provisions	703	1,104
Total	9,386	12,922
Other long-term provisions
Mine closure	5,633	4,357
Total	5,633	4,357

18.3	Other non-financial liabilities, current

Description of other liabilities	12/31/2013 ThUS$	12/31/2012 ThUS$

Tax withholdings	12,334	11,887
VAT payable	2,531	16,481
Guarantees received	1,000	872
Accrual for dividend	36,583	76,267
Monthly tax provisional payments	6,601	22,073
Deferred income	13,475	16,291
Withholdings from employees and salaries payable	4,087	7,546
Accrued vacations	18,652	20,710
Other current liabilities	90	73
Total	95,353	172,200

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	150

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 18 -	Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions as of 12/31/2013

Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	8,567	-	4,357	12,922	25,846

Changes in provisions:

Additional provisions	-	-	3,000	-	1,276	12,608	16,884

Provision used	-	-	-	-	-	(15,943)	(15,943)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(201)	(201)

Total provisions, final balance	-	-	11,567	-	5,633	9,386	26,586

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	151

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 18 -	Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions as of 12/31/2012

Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	7,571	-	3,724	14,237	25,532

Changes in provisions:

Additional provisions	-	-	1,000	-	633	8,863	10,496

Provision used	-	-	(4)	-	-	(10,061)	(10,065)
Increase (decrease) in foreign currency exchange	-	-	-	-	-	(117)	(117)

Total provisions, final balance	-	-	8,567	-	4,357	12,922	25,846

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	152

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 18 -	Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil and U.S.A.).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of any class of provision.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	153

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 -	Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for those lawsuits in which the probability to lose is “more likely than not”. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	JB Comércio de Fertilizantes and Defensivos Agrícolas Ltda. (JB)
	Defendant	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date	:	December 1995
	Court	:	MM 1ª, Vara Civel de Comarca de Barueri, Brazil.
	Reason	:	Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract.
	Status	:	Lower court ruling against Nitratos Naturais do Chile Ltda. and recourse of appeal pending resolution.
	Nominal value	:	ThUS$ 1,800

2.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	Evidence
	Nominal value	:	ThUS$550

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	154

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 -	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

3.	Plaintiff	:	City of Pomona, California USA
	Defendant	:	SQM North America Corporation
	Date	:	December 2010
	Court	:	United States District Court Central District of California
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Conditional waiver as a result of pending appeal. Appeal will be reviewed in a hearing in October of 2013. Sentence pending.
	Nominal value	:	Not possible to determine

4.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corporation
The lawsuit also was filed against Sociedad Química y
Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim. Suspended procedure
	Nominal value	:	Not possible to determine

5.	Plaintiff	:	Metalúrgica FAT Limitada
	Defendant	:	SQM Salar S.A.
	Date	:	August 2011
	Court	:	9th Civil Court in Santiago
	Reason	:	Compensation for early termination of supply contract and installation of metal structures
	Status	:	.Verdict of $40m in damages. Appeal pending.
	Nominal value	:	ThUS$175

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	155

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 -	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

6.	Plaintiff	:	Angelina Castillo Figueroa and others
	Defendant	:	SQM Nitratos S.A. and its insurers
	Date	:	June 2012
	Court	:	2nd Civil Court in Santiago
	Reason	:	Compensation claim for alleged civil liability under tort derived from explosion occurred on September 6, 2010 near Baquedano causing the death of 6 workers
	Status	:	Evidence.
	Nominal value	:	ThUS$9,400

7.	Plaintiff	:	María Angélica Alday Fuentes
	Defendant	:	Vladimir Roco Alvarez, Compass Catering S.A. and SQM S.A.
	Date	:	August 2012
	Court	:	1st Civil Court in Antofagasta
	Reason	:	Compensation for moral damages for attempted sexual assault.
	Status	:	Replay to claim.
	Nominal value	:	ThUS$200

8.	Plaintiff	:	Workers Union of the Sociedad Industrial Minera Nueva Victoria
	Defendant	:	SQM S.A. and SQM Industrial S.A.
	Date	:	May 2013
	Court	:	Iquique Labor Court of First Instance
	Reason	:	Charging of benefits allegedly owed due to possible issue of bonus for meeting goals
	Status	:	Trial Preparation Hearings (2)
	Nominal value	:	ThUS$400

9.	Plaintiff	:	Cristián Plaza Portilla, Sergio Herrera Contreras and other
	Defendant	:	SQM Salar S.A.
	Date	:	August 2013
	Court	:	Antofagasta Labor Court of First Instance
	Reason	:	Charging of benefits allegedly owed due to possible issue of bonus for meeting goals
	Status	:	Trial Preparation Hearings (8)
	Nominal value	:	ThUS$1,120

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	156

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 -	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

10.	Plaintiff	:	E-CL S.A
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	September 2013
	Court	:	Arbitration
	Reason	:	Early termination of the Power Supply Contract entered into on February 12, 1999 (which matures in March 2016), on the basis of the alleged incompliance of a prior sentence between both parties that was resolved in favor of SQM S.A.
	Status	:	Evidentiary stage
	Nominal value	:	ThUS$5,100

11.	Plaintiff	:	Workers Union of the Sociedad Industrial Minera Nueva Victoria
	Defendant	:	SQM S.A. and SQM Industrial S.A.
	Date	:	October 2013
	Court	:	Iquique Labor Court of First Instance
	Reason	:	Charging of benefits allegedly owed due to possible issue of bonus for meeting goals
	Status	:	Response to law suit (2)
	Nominal value	:	ThUS$400

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	157

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 -	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved in and will probably continue to be involved in either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulators are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved in and will probably continue to be involved in either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$700.

The Company has made efforts and continues to make efforts to obtain payment of certain amounts that are still owed to it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate, nominal and individual amount of ThUS$150.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	158

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 -	Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed to by the SQM Group with domestic and foreign banks and for issuance of bonuses in the local and international market, requires the Company to comply with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$900,000.
-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3x.
-	To maintain a Total Indebtedness Ratio not higher than 1.4x Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.
-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor’ financial debt and the total Issuer’s consolidated current assets not higher than 0.3x.

As of December 31, 2013, the aforementioned financial indicators are as follows:

Indicator	12/31/2013	12/31/2012
Equity ThUS$	2,432,241	2,187,446
Net Financial Debt/ EBITDA	1.06	0.83
Indebtedness	0.96	1.02
SQM Industrial and SQM Salar debt / Current assets	0.02	0.04

Issuance contracts for bonuses issued abroad require that the Company does not merge or dispose of any title of an asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor is an entity subject to Chilean or United States’ laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) The Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	159

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 -	Contingencies and restrictions (continued)

19.3	Commitments

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that this subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from this commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$22,885 as of December 31, 2013 (ThUS$ 27,193 as of December 31, 2012).

On 15 November 2013, Corporación de Fomento de la Producción (CORFO) sent a letter to SQM Salar S.A. (SQMS) stating its intention to a) collect the amount of Ch$2,530,298,919 (ThUS$4,823) that in CORFO’s opinion, SQMS owed to it for the calculation and payment of rental payments according to the “Lease Agreement of OMA Mining Claims located in the Atacama Salt Flat” entered into between CORFO and SQMS on November 12, 1993 (the AGREEMENT) and b) require the constitution of an instance of arbitrage stated in the AGREEMENT with the purpose that the arbitrator appointed by the “Arbitration Center of the Santiago Chamber of Commerce” determines if other alleged lese payment obligations may exist that SQMS could owe to CORFO under the AGREEMENT. SQMS differs completely form CORFO’s claims. In fact, the AGREEMENT has been in force for more than 20 years and during all this time, SQMS has paid to CORFO more than 80 quarterly payments in their entirety and on a timely basis that CORFO has received satisfactorily. Each of the parties, CORFO and SQMS, have requested the formation of an appropriate arbitration and such processes have not yet began.

19.4	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2013, the guarantee amounts to ThUS$708.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	160

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 -	Contingencies and restrictions (continued)

19.5	Securities obtained from third parties

The main security received from third parties (distributors) to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$14,178 as of December 31, 2013; which is detailed as follows:

Company	31/12/2013
ThUS$

Agrícola Lobert Ltda.	1,271
Agroc Patricio Bornand L. Eirl	392
Agrocomercial Bornand Ltda.	344
Agroindustrial Orzonaga Ltda.	133
Aldo Epple Davazno	935
Bernardo Guzman Schmidt	139
Coop. Ag. Lechera Bio Bio Ltda.	3,431
Comercial Agrosal Ltda.	116
Contador Frutos S.A.	1,447
Dante Hauri Gomez	126
Gilberto Rivas Y Cia. Ltda.	136
Hortofruticola La Serena	323
Jose Antonio Gonzalez	118
Juan Luis Gaete Chesta	425
Lemp Martin Julian	124
Neyib Farran Y Cia. Ltda.	133
Patricio Meneses Saglieto	953
Sebastian Urrutia Araya	116
Soc.Agr. Huifquenco Cia Ltda.	117
Soc. Agrocom. Julio Polanco	132
Tattersall S.A.	1,789
Vicente Oyarce Castro	525
Vito Leopolo Llanos	953
Total	14,178

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	161

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 -	Contingencies and restrictions (continued)

19.6	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

Pending balances as of
the closing date of the
financial statements
	Debtor		Type of	12/31/2013	12/31/2012
Creditor of the guarantee	Name	Relationship	guarantee	ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,189	50,235
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,139	50,164
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,120	40,141
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,014	50,020
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,108	50,140
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	162

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 -	Contingencies and restrictions (continued)

19.6	Indirect guarantees, continued

Pending balances as of
the closing date of the
financial statements
	Debtor		Type of	12/31/2013	12/31/2012
Creditor of the guarantee	Name	Relationship	guarantee	ThUS$	ThUS$

HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	163

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 20 -	Revenue

As of December 31, 2013 and 2012, revenue is detailed as follows:

	January to December
	2013	2012
Types of revenue	ThUS$	ThUS$

Sales of goods	2,191,650	2,420,357
Lending of services	11,490	8,803
Total	2,203,140	2,429,160

Note 21 -	Earnings per Share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2013 ThUS$	12/31/2012 ThUS$

Earnings (losses) attributable to owners of the parent	467,113	649,167

	12/31/2013 Units	12/31/2012 Units
Number of common shares in circulation	263,196,524	263,196,524

	12/31/2013	12/31/2012

Basic earnings per share (US$ per share)	1.7748	2.4665

The Company has not made any operation with a potential dilutive effect that assumes diluted earnings per share different from the basic earnings per share.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	164

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 22 -	Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets which comply with the requirements of IAS 23. As of December 31, 2013, total interest expenses incurred amount to ThUS$58,608 (ThUS$54,095 as of December 31, 2012).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2013	12/31/2012

Capitalization rate of costs for capitalized interest, property, plant and equipment	7%	7%

Amount of costs for interest capitalized in ThUS$	17,232	14,153

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	165

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 23 -	Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2013 ThUS$	12/31/2012 ThUS$

Foreign exchange conversion gains (losses) recognized in the result of the year.	(11,954)	(26,787)
Foreign exchange conversion reserves attributable to the owners of the controlling entity	(3,487)	921

Foreign exchange conversion reserves attributable to the non-controlling entity	(72)	61

b)	Reserves for foreign currency exchange differences:

As of December 31, 2013, and December 31, 2012, foreign currency exchange differences are detailed as follows:

Detail	12/31/2013 ThUS$	12/31/2012 ThUS$

Changes in equity generated through the equity method:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	22	39
Proinsa Ltda.	16	29
Comercial Agrorama Ltda.	36	87
Isapre Norte Grande Ltda.	15	59
Almacenes y Depósitos Ltda.	69	99
Sales de Magnesio Ltda.	103	209
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	9	20
Agrorama S.A.	(16)	(6)
Doktor Tarsa	(3,647)	(1,074)
SQM Vitas Fzco	(657)	(318)
Ajay Europe	146	(275)
SQM Eastmed Turkey	(42)	(42)
Charlee SQM (Thailand) Co. Lta.	(129)	(32)
Coromandel SQM India	(231)	(118)
SQM Italia SRL	89	28
SQM Oceania Pty Limited	(619)	(39)
SQM Indonesia S.A.	15	-
Total	(3,817)	(330)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the US dollar.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	166

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 23 -	Effect of fluctuations on foreign currency exchange rates (continued)

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.
-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24 -	Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the Maria Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007 the city of Tocopilla was declared a zone Saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010 the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	167

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24 -	Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development, and in order to do so, it acts both individually and in conjunction with private and public entities.

24.2   Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of December 31, 2013 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$20,043 and are detailed as follows:

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	168

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2 Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
Others	Environmental-operational area	Not classified	Expense	Not-classified	1,753	12-31-2013
SQM Industrial S.A.	CQLX-S Carmen and Lagarto hazardous waste yard	Sustainability	Asset/expense	Not classified	98	12-31-2012
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1,493	12-30-2012
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	24	04-01-2014
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying, Coya Sur	Environmental processing	Asset	Not classified	32	09-01-2012
SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental processing	Asset	Not classified	84	04-30-2012
SQM Industrial S.A.	JQH9 – Purchase of Bertrams Boiler	Sustainability: Environment and Risk prevention	Asset	Development	612	08-01-2013
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	37	12-31-2012
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	2,114	06-30-2008
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	449	12-15-2010
SQM Industrial S.A.	MQA8- Normalization gas system, external cafeterias (Stage 1: projects)	Sustainability: Environment and Risk prevention	Asset/Expense	Not classified	139	12-31-2012
SQM Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	14	12-31-2012
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset/Expense	Not classified	310	08-01-2013
SQM Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	17	03-31-2014
SQM Industrial S.A.	PPC1-Remove switches park PCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Asset/ Expense	Not classified	147	05-31-2009
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	2,644	07-01-2011
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	271	06-01-2013
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	341	01-31-2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	17	12-31-2012
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	89	12-01-2014

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	169

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2 Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	IP83-DIA Expansion TLN-15	Environmental Processing	Asset	Not Classified	23	12-31-2009
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12-31-2012
SQM S.A.	IPXE-Environmental monitoring plan Llamara Salt Flat	Cost Reduction	Expense	Not classified	1,013	12-31-2012
SQM S.A.	IPXF-Environmental monitoring plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not Classified	951	12-31-2012
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	2,320	03-31-2013
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not Classified	378	12-30-2012
SQM S.A.	IQ54-Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not Classified	506	12-31-2012
SQM S.A.	IQOW-Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not Classified	1	12-31-2012
SQM S.A.	IQPJ-Mine Area equity measures Stage I	Sustainability	Expense	Not Classified	110	03-31-2013
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk prevention	Expense	Not Classified	79	04-30-2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	193	04-01-2015
SQM S.A.	IQXB - Environmental management plan of Tamarugos Llamara Salt Flat 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	141	04-01-2015
SQM S.A.	MQLQ- Gas scrubbing system	Not Classified	Asset	Development	468	01-01-2013
SQM Salar S.A	LQG8 – Waste room Toconao Campsite	Sustainability: Natural Resources	Expense	Not Classified	15	12-31-2012
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	03-31-2014
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	466	12-31-2013
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental processing	Asset	Not classified	59	03-30-2014
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset / Expense	Development	1,708	12-31-2011

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	170

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SIT S.A.	TQAV - Paving paths IV	Sustainability:	Asset	Development	3	12-01-2011
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	221	04-27-2013
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	222	12-31-2012
SQM Nitratos S.A.	PQI9 – Mine waste water treatment plant	Sustainability: Environment and Risk prevention	Asset	Not classified	51	08-01-2013
Total					20,043

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	171

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1	12-30-2012
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	800	04-01-2014
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	795	06-30-2008
SQM Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	63	12-31-2012
SQM Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	33	03-31-2014
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	533	07-01-2011
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	103	06-01-2013
SQM S.A.	IP83-DIA Expansion TLN-15	Environmental Processing	Asset	Not Classified	0	12-31-2009
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not classified	1	12-31-2012
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	300	03-31-2013
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not Classified	12	12-30-2012
SQM S.A.	IQOW-Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not Classified	10	12-31-2012
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk prevention	Expense	Not Classified	29	04-30-2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	595	04-01-2015
SQM S.A.	IQXB - Environmental management plan of Tamarugos Llamara Salt Flat 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	266	04-01-2015
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not Classified	94	03-31-2014
SQM Salar S.A.	LQI6-EIA Operating Maintenance at Salar de Atacama	Environmental Processing	Asset	Not Classified	59	12-31-2013
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not Classified	90	04-27-2013
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	212	12-01-2014
Total					3,996
SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	172

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environmental and community management (2012 Expense Accumulated as of 4Q)	Not classified	Expense	Not classified	1,808	12-31-2012
SQM Industrial S.A.	IQ8G- Improvement of Bureau of Exchange, offices and facilities	Medium projects (between ThUS$300 and ThUS$999)	Asset	Sustainability	72	12-31-2012
SQM Industrial S.A.	JQEZ – Change of Bertrams Prilling Boiler CS	Sustainability: Replacement of equipment	Asset	Development	235	12-31-2012
SQM Industrial S.A.	JQH9 – Purchase of Bertrams Boiler	Sustainability: Environment and Risk prevention	Asset	Development	600	12-31-2012
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	37	12-31-2012
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	841	12-31-2012
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	211	12-31-2012
SQM Industrial S.A.	MQ8M - Reconditioning monitoring station ME	Sustainability: Natural Resources	Expense	Not classified	8	12-31-2012
SQM Industrial S.A.	MQA8- Normalization gas system, external cafeterias (Stage 1: projects)	Sustainability: Environment and Risk prevention	Expense	Not classified	106	12-31-2012
SQM Industrial S.A.	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Sustainability: Natural Resources	Expense	Not classified	8	12-31-2012
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset / Expense	Not classified	161	12-31-2012
SQM Industrial S.A.	PPC1-Remove switches park PCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Expense	Not classified	147	12-31-2012
SQM Industrial S.A.	PPNK-Management of Ammonia PV stoppage plant	Sustainability: Environment and Risk prevention	Asset / Expense	Not classified	193	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	173

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	1,763	12-31-2012
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	199	12-31-2012
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	16	12-31-2012
SQM Industrial S.A.	CQLX-SCarmen and Lagarto hazardous waste yard	Sustainability	Expense	Not classified	47	12-31-2012
Sqm Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	7	12-31-2012
Sqm Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	16	12-31-2012
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying, Coya Sur	Environmental processing	Asset	Not classified	32	12-31-2012
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1,425	12-31-2012
SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental processing	Asset	Not classified	65	12-31-2012
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	131	12-31-2012
SQM S.A.	AQ0A-Drilling of 4 Wells for Change in Catchment Point at Pampa del Tamarugal	Increase of capacity	Asset	Development	534	12-31-2012
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not Classified	166	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	174

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	IPXE-Environmental monitoring plan Llamara Salt Flat	Cost reduction	Expense	Not Classified	872	12-31-2012
SQM S.A.	IPXF-Environmental monitoring plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not Classified	881	12-31-2012
SQM S.A.	IQ08-PSA Llamara & Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Asset	Development	1,759	12-31-2012
SQM S.A.	IQ0C-Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not Classified	66	12-31-2012
SQM S.A.	IQ1K-Construcion of 3 observation wells in Sur Viejo	Capacity expansion	Asset	Development	195	12-31-2012
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	1,653	12-31-2012
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not Classified	251	12-31-2012
SQM S.A.	IQ52- Nueva Victoria Environmental Office	Minor projects (between ThUS$50 and ThUS$299)	Expense	Not Classified	29	12-31-2012
SQM S.A.	IQ53-Cultural heritage route Soronal adduction (Pampa Hermosa)	General Projects (ThUS$ < 50)	Expense	Not Classified	24	12-31-2012
SQM S.A.	IQ54-Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not Classified	500	12-31-2012
SQM S.A.	IQ9V – Quillagua Project	Minor projects (between ThUS$50 and ThUS$299)	Expense	Not classified	788	12-31-2012
SQM S.A.	PQB9-PQB9 - Change of exhaust extractor SO2 gas	Not classified	Asset	Not classified	178	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	175

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	MQLQ- Gas scrubbing system	Not classified	Asset	Development	324	12-31-2012
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not classified	1	12-31-2012
SQM S.A.	IQPJ- Mine Area equity measures Stage I	Sustainability:	Expense	Not classified	61	12-31-2012
SQM S.A.	IQ6M -IQ6N-DIA Nueva Victoria Sur Mine Expansion	Environmental processing	Asset	Not classified	115	12-31-2012
SQM S.A.	IP83 - DIA Expansion TLN-15	Environmental processing	Asset	Not classified	23	12-31-2012
SQM Salar S.A.	CQ4M – Regularization of Contractor facilities	Sustainability: Environment and Risk prevention	Asset	Not classified	17	12-31-2012
SQM Salar S.A.	CQ8U - New Changing Room CL - HL	Sustainability: Environment and Risk prevention	Asset	Not classified	242	12-31-2012
SQM Salar S.A.	LP82 - Project for the Promotion of Agricultural Activity in Communities of the Salt deposit	Sustainability: Environment and Risk prevention	Expense	Development	1,126	12-31-2012
SQM Salar S.A.	LPTF – Environmental study and exploration 2010	Environmental processing	Expense	Not classified	398	12-31-2012
SQM Salar S.A.	LPTJ - Improvements Sanitary Works	Sustainability:	Asset	Not classified	206	12-31-2012
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	146	12-31-2012
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	358	12-31-2012
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental processing	Asset	Not classified	19	12-31-2012
SIT S.A.	MQ6Y-MQ6Y - Maintenance and repair of ME and Tocopilla bureau of exchange	Sustainability: Environment and Risk prevention	Expense	Not classified	20	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	176

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability:	Expense	Not classified	64	12-31-2012
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset / Expense	Development	1,658	12-31-2012
SIT S.A.	TQAP - Paving Field No. 3 and No. 4	Capacity Expansion	Expense	Not classified	13	12-31-2012
SIT S.A.	TQAV - Paving paths IV	Sustainability:	Asset	Development	3	12-31-2012
SIT S.A.	TQM2- Unloading/loading encapsulation project/Field 1 and 8	Sustainability:	Asset	Not classified	8	12-31-2012
SIT S.A.	TQLY- Dust extractor packing machine No. 1	Environmental processing	Asset	Not classified	25	12-31-2012
SIT S.A.	TQNA- Tocopilla weather station (Tocopilla Decontamination Plan Network)	Sustainability: Environment and Risk prevention	Asset	Not classified	15	12-31-2012
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	22	12-31-2012
SQM Nitratos S.A	IQDN - Storage Rises – Maintenance of Mine NV	Not classified	Asset	Not classified	26	12-31-2012
Minera Nueva Victoria S.A.	IQ4C - Development Camp (Osmosis and Others)	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not classified	1,987	12-31-2012
SQM Nitratos S.A.	PQI9 – Mine waste water treatment plant	Sustainability: Environment and Risk prevention	Asset	Not classified	47	12-31-2012
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	99	12-31-2012
SQM Salar S.A	LQFD – Bureaus of exchange	Not classified	Asset	Not classified	160	12-31-2012
				TOTAL	23,207

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	177

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2 Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environmental and Community Management (Budget available for the second quarter of 2012)	Not classified	Expense	Not classified	2,027	12-31-2013
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	68	12-31-2013
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	1,600	12-31-2013
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	152	06-30-2013
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	16	08-01-2013
SQM Industrial S.A.	PPC1-Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Expense	Not classified	44	12-31-2013
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	1,315	12-31-2013
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	20	01-31-2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	104	06-30-2013
SQM Industrial S.A.	CQLX- S Carmen and Lagarto hazardous waste yard	Sustainability	Asset	Not classified	53	03-31-2013
SQM Industrial S.A.	JQL7- KNO3 prilled dust collection and drying engineering and project	Sustainability	Asset	Research	200	08-01-2013
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	49	03-31-2013
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	554	03-31-2014
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	135	08-31-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	178

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental processing	Asset	Not classified	5	11-30-2013
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	243	09-30-2013
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	17	03-31-2013
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt flat	Cost reduction	Expense	Not classified	87	03-31-2013
SQM S.A.	IPXF - Environmental Monitoring Plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not classified	168	06-30-2013
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk prevention	Asset	Not classified	441	12-31-2013
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability	Asset - Expense	Not classified	148	12-31-2013
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not classified	219	12-31-2013
SQM S.A.	MQLQ- Gas scrubbing system	Not classified	Asset	Development	288	06-30-2013
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not classified	38	03-31-2013
SQM S.A.	IQ6M -IQ6N-DIA Nueva Victoria Sur Mine Expansion	Environmental processing	Asset	Not classified	2	03-31-2013
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	600	12-31-2013
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	265	06-30-2013
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental processing	Asset	Not classified	16	08-31-2013
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset / Expense	Development	40	12-31-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	179

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SIT S.A.	TQAV - Paving paths IV	Sustainability	Asset	Development	162	12-31-2013
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	30	04-27-2013
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	157	03-31-2013
SQM Salar S.A.	LQG8 – Waste room Toconao Campsite	Sustainability: Natural Resources	Expense	Not classified	16	03-31-2012
				Total	9,279

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	180

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24 – Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

CQLX: The project includes the construction at each location of a courtyard of 145 m2 approx. The project is finished.

FP55 – FPXA: These 2 projects have a final objective consisting in the installation of a sea water sucking system of 87 km from the Mejillones area to the SQM facilities located in Pampa Blanca. The projected expenses correspond only to the filing of the EIA of the PB mine zone and the EIA of the PB expansion. Both projects are in process.

IQW2: Gathering, information and recording into the Company’s system, the water level, volume, instantaneous and average flow data of the exploitation wells that are currently in the Operations Center No.1, LLamara area wells, two Iris area wells and the information of the Sonoral wells that will be provided during the current year. The purpose of this project is to monitor in real time the exploitation variables of water resources and to be able to perform a more precise control of extractions. The project is in process.

IQWZ: Perform an analysis of the Tank facilities (civil works, mechanical work, piping, electrical work and instrumentation) by a certified company specialized in liquid fuels and that is a Certifying Entity. After that, performing the detail engineering and then implementing the modifications required to normalize the TKs facilities and leaving them in conditions to be declared and filed with the SEC. The budget of ThUS$123 only covers expenses related to the analysis and detail engineering. The project is in process.

JQ8K: This project has the purpose of building a new drying plant in Coya Sur. The projected expenses correspond only to the environmental filing. The project is in finishing stage.

JQB6: Preparation and filing of the EID of project NPT4 of Coya Sur, which increases the salt production capacity. The project is in process.

JQH9: The purpose of this project is to purchase Bertram’s boilers in order to improve the combustion levels, decrease and control the emission of fumes to the environment. The project is closed.

JQL7: Perform a study that allows optimizing of the dust collection and lost product in KNO3 drying and CS prilling plants in the future. Assess accurately the product lost in dust. The project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	181

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24 - Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

MNYS: Preparation and execution of a project of geoglyphs conservation; editing and publishing a book and implementing a diffusion center. Construction of a collection deposit. All these are compensation measures of the Maria Elena Technological Change Project. The project is in process.

MP5W: Normalization of the fuel storage and distribution system in SQM installations. The project is in process.

MPQU: Construction of warehouses for dangerous chemical supplies in order to decrease the chance of accidents and pollution. The project is in process.

MQA8: Normalization of gas networks of peripheral casinos (stage 1: projects): CS, Lagarto, Iodum, PV, Toco and Rancho 6. The Project is in process.

MQBM: Implementing archeological measures in Maria Elena – Toco site, such as the archeological registry, analysis of lithic materials, and generation of reports. The project is in process.

MQHF: Enable a wastewater plant in Toco according to SD 594, a change room for operators and contractors, among other things. The project is finished.

MQK2: The project involves the decontamination of equipment and items contaminated with PCBs and / or final disposal in accordance with applicable regulations. The project is in process.

PPC1: Purchase and replacement of equipment contaminated with PCB and obsolete equipment without spare parts. The project is in process.

PPZU: The necessary actions to normalize and certify certified fuel tanks in the plants in María Elena, Coya Sur and Pedro de Valdivia were performed. The project is in process.

PQLV: Preparation and filing of EID Pedro de Valdivia. The project is in process.

PQXM: Elaborate a project to enter into the Environmental Impact Assessment System (SEIA), with the intention of obtaining the environmental approval for the operation of Batteries in Pedro de Valdivia. This project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	182

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24 - Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

SQ7X: The purpose of this project is to obtain and record information of components and finished products of SQM in the ECHA database in order to comply with the requirements set by the REACH regulation of the European Union. The project is in finishing stage.

TQA2: This project aims to improve the sewerage system of Villa Prat. The project is in finishing stage.

SQM S.A.

IP83: Preparation and filing of the EID of the Project “Extension TLN-15”. The projected expenses only include the environment document filing. The project is in process.

IPFT: The project considers the implementation of measures committed in projects in the area of the Nueva Victoria mine, update of operations in Nueva Victoria, evaporation ducts and pits in Iris. The project is in finishing stage.

IPXE: To implement the follow-up plan of environment of Project Pampa Hermosa in Salar de Llamara. The project is in finishing stage.

IPXF: To implement the environment plan follow-up of the project Pampa Hermosa in Pampa del Tamarugal. The project is in finishing stage.

IQ1M: To implement environmental commitments included in the EIS of project “Pampa Hermosa” to safeguard the puquíos zone in the Salar de Llamara water reservoir. The project is in finishing stage.

IQ3S: Improvements in the storage installations of dangerous raw materials in Nueva Victoria. The project is in process.

IQ54: This corresponds to the implementation of environmental commitments acquired through the environment assessment of the project Pampa Hermosa (RCA N°890/2010). The project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	183

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24 - Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

IQOW: Enable a deposit in Humberstone Saltpeter to store material of heritage interest recovered in land campaigns of Project ZMNV (performed and to be performed). The project is in finishing stage.

IQPJ: The project consists of the implementation of heritage measures involved in the Environmental Assessment for the mine areas. The measures will be implemented according to the requirements of the mining operation VPONV.

IQWS: Implementation of heritage-related environmental commitments, to make Mining areas available in 2013, required to develop the mining exploitation of the VPONV, in compliance with the commitments agreed through the Environmental Assessment System (SEA), The project is in process.

IQX6: Implementation of environmental commitments of the Pampa Hermosa Project at Pampa del Tamarugal contemplated for the years 2013-2014. The project is in process.

IQXB: Implementation of environmental commitments of the Pampa Hermosa Project at Salar de Llamara contemplated for the years 2013-2014. The project is in process.

MQLQ: Design and implement a system to scrub gases allowing mitigation of SO2 emissions, this system should be aligned to SQM´s Sustainable Development Policy. The project is in process.

SQM Salar S.A.

LQG8: Increase the capacity of the waste room of Toconao Camp, in order to avoid accumulation problems and waste handling. The project is in process.

LQDM: Certification of the liquid fuel storage tanks. The project is in process.

LQI6: Preparation and processing of the EIA Update Operations in the Salar de Atacama. The project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	184

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24 - Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

LQNI: Preparation and processing of EID of project "Expansion of Drying and KCI Compacting Plant". The expenses considered include environmental processing only. The project is in process.

LQSZ: To perform certifications in order to comply with the SEC regulations.

SIT S.A.

TPYX: To comply with the commitment of decreasing the emission of particulate material towards the city of Tocopilla. The project is in process.

TQAV: Paving and maintenance of internal roads of the port of Tocopilla, to decrease pollution and to comply with the Supreme Decree related to the saturated zone. The project is in process.

TQLY: This project aims at eliminating environmental contamination that may exist in the areas of work of operators. The project is in process.

TQQ5: This project aims to contain emissions of particle waste to prevent contamination of adjacent communities. The project is in process

SQM Nitratos S.A.

IQMH: Creation of an area allowing to store hazardous substances. The project is in process.

PQI9: Construction of a new pit replacing the current with a new waste water treatment technology. The project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	185

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 25 - Other current and non-current non-financial assets

As of December 31, 2013, and December 31, 2012, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2013	12/31/2012
	ThUS$	ThUS$
Domestic Value Added Tax	21,263	42,136
Foreign Value Added Tax	5,842	9,306
Prepaid mining licenses	1,522	1,512
Prepaid insurance	9,767	8,278
Other prepayments	623	494
Other assets	5,213	6,094
Total	44,230	67,820

Other non-financial assets, non-current	12/31/2013	12/31/2012
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	33,388	22,496
Guarantee deposits	708	571
Pension plan	987	-
Other assets	1,422	272
Total	36,505	23,339

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2013, and December 31, 2012:

Reconciliation	12/31/2013	12/31/2012
	ThUS$	ThUS$

Assets for the exploration and evaluation of mineral resources, net, opening balance	22,496	21,395
Changes in assets for exploration and assessment of mineral resources:
Additions, other than business combinations	13,064	843
Depreciation and amortization	(2,059)	(2,080)
Increase (Decrease) due to transfers and other charges	(113)	2,338
Assets for exploration and assessment of mineral resources, net, closing balance	33,388	22,496

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	186

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments

26.1	Operating segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

Factors used to identify segments on which a report should be presented:

Segments reported are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services on which each reportable segment obtain its income from ordinary activities

The operating segments, through which incomes of ordinary activities are obtained, that generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.- Specialty plant nutrients

2.- Iodine and its derivatives

3.- Lithium and its derivatives

4.- Industrial chemicals

5.- Potassium

6.- Other products and services

Description of income sources for all the other segments

Information relative to assets, liabilities and profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measured as presented in the income statement.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	187

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.1	Operating segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company´s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity which they affect and as this information is not used by management in decision making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company´s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity which affects them and as this information is not used by management in decision making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	188

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.2 Operating segment disclosures as of December 31, 2013 and December 31, 2012:

12/31/2013
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 12/31/2013
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	687,455	461,015	196,492	153,963	606,315	97,900	2,203,140	2,203,140	-	-	-	2,203,140
Revenues from transactions with other operating segments of the same entity	121,735	723,801	122,616	309,127	462,565	337,690	2,077,534	2,077,534	(2,077,534)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	809,190	1,184,816	319,108	463,090	1,068,880	435,590	4,280,674	4,280,674	(2,077,534)	-	-	2,203,140

Interest revenue	-	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	195,404	(254,012)	-	(58,608)
depreciation and amortization expense	(67,656)	(45,371)	(19,338)	(15,152)	(59,670)	(9,634)	(216,821)	(216,821)	-	-	-	(216,821)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	18,786	-	18,786
income tax expense, continuing operations	-	-	-	-	-	-	-	-	(2,377)	(136,162)	-	(138,539)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	151,388	258,366	97,248	43,042	162,327	93,079	805,450	805,450	(567,919)	375,578	-	613,109

Net income (loss) from continuing operations	151,388	258,366	97,248	43,042	162,327	93,079	805,450	805,450	(570,296)	239,416	-	474,570
Net income (loss) from discontinued operations
Net income (loss)	151,388	258,366	97,248	43,042	162,327	93,079	805,450	805,450	(570,296)	239,416	-	474,570

Assets	-	-	-	-	-	-	-	-	(7,077,766)	11,845,374	-	4,767,608
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,353,672)	3,430,690	-	77,018
Increase of non-current assets	-	-	-	-	-	-	-	-		171,980	-	171,980
Liabilities	-	-	-	-	-	-	-	-	(3,354,422)	5,689,789	-	2,335,367
Equity												2,432,241
Equity and liability												4,767,608
Impairment loss recognized in profit or loss	(15,985)	(1,832)	(783)	(3,733)	(2,509)	(353)	(25,195)	(25,195)	-	(5,732)	-	(30,927)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-	651,713
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-	(487,385)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-	(2,285)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	189

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.2 Operating segment disclosures as of December 31, 2013 and December 31, 2012:

12/31/2012
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter-segments amounts	Unallocated amounts	Significant reconciliation entries	Total 12/31/2012
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	2,429,160	2,429,160	-	-	-	2,429,160
Revenues from transactions with other operating segments of the same entity	265,814	848,243	154,248	348,667	569,219	493,884	2,680,075	2,680,075	(2,680,075)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	941,164	1,426,334	376,486	593,875	1,174,278	597,098	5,109,235	5,109,235	(2,680,075)	-	-	2,429,160

Interest revenue	-	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	225,396	(279,491)	-	(54,095)
depreciation and amortization expense	(54,383)	(47,100)	(17,896)	(19,745)	(48,723)	(8,311)	(196,158)	(196,158)	-	-	-	(196,158)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	24,357	-	24,357
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(216,082)	-	(216,082)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	1,028,594	(786,634)	631,491	-	873,451

Net income (loss) from continuing operations	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	1,028,594	(786,634)	415,409	-	657,369
Net income (loss) from discontinued operations
Net income (loss)	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	1,028,594	(786,634)	415,409	-	657,369

Assets	-	-	-	-	-	-	-	-	(7,296,791)	11,713,222	-	4,416,431
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,423,758)	3.494,056	-	70,298
Increase of non-current assets	-	-	-	-	-	-	-	-		255,363	-	255,363
Liabilities	-	-	-	-	-	-	-	-	(3,393,525)	5,622,510	-	2,228,985
Equity												2,187,446
Equity and liability												4,416,431
Reversal of impairment losses recognized in profit and loss for the year					-		-	-		-		-
Impairment loss recognized in profit or loss	(10,281)	(2,081)	(162)	(3,043)	(2,471)	(120)	(18,158)	(18,158)	-	(2,900)	-	(21,058)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	650,206	-	650,206
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(562,885)	-	(562,885)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(197,697)	-	(197,697)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	190

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.3 Statement of comprehensive income classified by operating segments based on groups of products as of December 31, 2013:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	687,455	461,015	196,492	153,963	606,315	97,900	-	2,203,140
Cost of sales	(536,067)	(202,650)	(99,244)	(110,921)	(443,988)	(88,820)	-	(1,481,690)

Gross profit	151,388	258,365	97,248	43,042	162,327	9,080	-	721,450

Other incomes by function	-	-	-	-	-	84,000	12,716	96,716
Administrative expenses	-	-	-	-	-	-	(105,189)	(105,189)
Other expenses by function	-	-	-	-	-	-	(49,397)	(49,397)
Other gains (losses)	-	-	-	-	-	-	(11,391)	(11,391)
Financial income	-	-	-	-	-	-	12,696	12,696
Financial costs	-	-	-	-	-	-	(58,608)	(58,608)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	18,786	18,786
Exchange differences	-	-	-	-	-	-	(11,954)	(11,954)
Profit (loss )before taxes	151,388	258,365	97,248	43,042	162,327	93,080	(192,341)	613,109
Income tax expense	-	-	-	-	-	-	(138,539)	(138,539)
Profit (loss )from continuing operations	151,388	258,365	97,248	43,042	162,327	93,080	(330,880)	474,570
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	151,388	258,365	97,248	43,042	162,327	93,080	(330,880)	474,570
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	467,113
Profit (loss ) attributable to the non-controllers	-	-	-	-	-	-	-	7,457
Profit (loss)	-	-	-	-	-	-	-	474,570

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	191

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.3 Statement of comprehensive income classified by operating segments based on groups of products as of December 31, 2012:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	-	2,429,160
Cost of sales	(457,470)	(215,573)	(111,543)	(162,153)	(359,032)	(94,796)	-	(1,400,567)

Gross profit	217,880	362,518	110,695	83,055	246,027	8,418	-	1,028,593

Other incomes by function	-	-	-	-	-	-	12,702	12,702
Administrative expenses	-	-	-	-	-	-	(106,442)	(106,442)
Other expenses by function	-	-	-	-	-	-	(34,628)	(34,628)
Other gains (losses)	-	-	-	-	-	-	683	683
Financial income	-	-	-	-	-	-	29,068	29,068
Financial costs	-	-	-	-	-	-	(54,095)	(54,095)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	24,357	24,357
Exchange differences	-	-	-	-	-	-	(26,787)	(26,787)
Profit (loss )before taxes	217,880	362,518	110,695	83,055	246,027	8,418	(155,142)	873,451
Income tax expense	-	-	-	-	-	-	(216,082)	(216,082)
Profit (loss )from continuing operations	217,880	362,518	110,695	83,055	246,027	8,418	(371,224)	657,369
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	217,880	362,518	110,695	83,055	246,027	8,418	(371,224)	657,369
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	649,167
Profit (loss ) attributable to the non-controllers	-	-	-	-	-	-	-	8,202
Profit (loss)	-	-	-	-	-	-	-	657,369

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	192

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.4	Revenue from transactions with other Company operating segments as of December 31, 2013

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	687,455	461,015	196,492	153,963	606,315	97,900	2,203,140

26.4	Revenue from transactions with other Company operating segments as of December 31, 2012

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	2,429,160

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	193

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.5 Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

26.6 Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	194

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 -	Operating segments (continued)

26.7	Segments by geographical areas as of December 31, 2013 and December 31, 2012

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	12/31/2013
Items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	242,373	379,063	504,043	546,075	531,586	2,203,140

Non-current assets:	2,218,631	434	36,680	16,636	38,270	2,310,651
Investment accounted for under the equity method	1,649	-	24,847	13,126	37,396	77,018
Intangible assets other than goodwill	104,043	-	-	317	3	104,363
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	2,050,684	157	460	2,205	871	2,054,377
Investment property	-	-	-	-	-	-
Other non-current assets	35,326	191	-	988	-	36,505

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	12/31/2012
Items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	269,421	416,089	558,245	619,667	565,738	2,429,160

Non-current assets:	2,054,806	488	35,709	18,066	29,602	2,138,671
Investment accounted for under the equity method	1,656	-	24,051	15,357	29,234	70,298
Intangible assets other than goodwill	23,630	-	-	378	5	24,013
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,985,128	183	285	2,331	363	1,988,290
Investment property	-	-	-	-	-	-
Other non-current assets	17,463	219	-	-	-	17,682

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	195

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 -	Operating segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2013 and December 31, 2012:

Location	Products:
Pedro de Valdivia	Production of iodine and nitrate salts
María Elena	Production of iodine and nitrate salts
Coya Sur	Production of nitrate salts
Nueva Victoria	Production of iodine and nitrate salts
Salar de Atacama	Potassium chloride, Lithium chloride, boric acid potassium sulfate
Salar del Carmen	Production of Lithium carbonate and lithium hydroxide
Tocopilla	Port facilities

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	196

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 27 -	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

		12/31/2013	12/31/2012
		ThUS$	ThUS$
27.1	Revenue

	Products	2,191,650	2,420,357
	Services	11,490	8,803

	Total	2,203,140	2,429,160

		12/31/2013	12/31/2012
		ThUS$	ThUS$
27.2	Cost of sales

	Raw material and supplies	(811,518)	(1,066,803)

	Types of employee benefits expenses
	Salaries and wages	(138,937)	(134,400)
	Other short-term employee benefits	(44,601)	(66,370)
	Termination benefit expenses	(10,811)	(4,325)
	Total employee benefits expenses	(194,349)	(205,095)

	Depreciation expense	(216,388)	(190,509)
	Amortization expense	-	-
	Impairment loss (review of impairment losses) recognized in profit or loss for the year	(25,195)	(1,762)
	Other expenses, by nature (*)	(234,240)	63,602

	Total	(1,481,690)	(1,400,567)

(*)     Include the variation of finished and products in-process

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	197

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 27 -	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

		12/31/2013	12/31/2012
		ThUS$	ThUS$
27.3	Other income

	Discounts obtained from suppliers	1,349	648
	Compensation received and insurance claim recovery	5,306	5,240
	Penalties charged to suppliers	374	312
	Taxes recovered	9	15
	Excess in the provision of liabilities with 3rd parties	712	669
	Excess in allowance for doubtful accounts	-	154
	Sale of Property, plant and equipment	107	281
	Sale of materials, spare parts and supplies	1,392	1,388
	Sale of mining concessions (1)	86,157	1,578
	Sale of scrap	27	176
	Indemnity Minera Esperanza	-	28
	Excess indemnity provision Yara South Africa	272	335
	Lowest Price paid in portfolio purchase	337	-
	Lowest Price in goodwill purchases	248	-
	Other operating results	426	1,878

	Total	96,716	12,702

(1)	Sociedad Química y Minera de Chile S.A., Antofagasta Minerals S.A. and Minera Antucoya entered into an amendment to the Mining Claim Sale Contract between these parties in relation to the “Antucoya Project”. During 2013, the mining claims were sold for an amount of ThUS$84,000.

		12/31/2013	12/31/2012
		ThUS$	ThUS$
27.4	Administrative expenses

	Employee benefit expenses by nature
	Salaries and wages	(48,033)	(44,429)
	Other short-term benefits to employees	(3,176)	(2,868)

	Total employee benefit expenses	(51,209)	(47,297)

	Other expenses, by nature	(53,980)	(59,145)

	Total	(105,189)	(106,442)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	198

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 27 -	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

		12/31/2013	12/31/2012
		ThUS$	ThUS$
27.5	Other expenses by function

	Employee benefit expenses by nature
	Other short-term benefits to employees	(6)	(24)

	Depreciation and amortization expenses
	Depreciation of stopped assets	(433)	(5,649)

	Impairment loss (review of impairment losses) recognized in profit or loss for the year
	Impairment of allowance for doubtful accounts	(732)	(1,054)

	Subtotal to date	(732)	(1,054)

	Other expenses, by nature
	Legal Expenses	(3,791)	(1,984)
	Worksite stoppage expenses	(75)	(75)
	VAT and other unrecoverable tax	(1,196)	(1,182)
	Fines paid	(444)	(790)
	Consultancy services	(8)	(19)
	Provisions, investment and materials, supplies, plan expenses	(19,397)	(15,578)
	Donations rejected as expense	(5,253)	(5,517)
	Provision for environmental rehabiitation	(1,276)	(634)
	Adjustment to net realizable value of items of PP&E	(10,085)	-
	Indemnities paid	(146)	(281)
	Other operating expenses	(6,555)	(1,841)

	Subtotal to date	(48,226)	(27,901)

	Total	(49,397)	(34,628)

		12/31/2013	12/31/2012
		ThUS$	ThUS$
27.6	Other income (expenses)

	Personnel restructuring expenses	(11,545)	-
	Adjustment of Equity Method, prior year	22	736
	Sale of investment in associates	-	(404)
	Other	132	351

	Total	(11,391)	683

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	199

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 27 -	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.7	Summary of expenses by nature :	January to December
		2013	2012
		ThUS$	ThUS$

	Raw material and supplies used	(811,518)	(1,066,803)

	Types of employee benefits expenses

	Salaries and wages	(186,970)	(178,829)
	Other short-term employee benefits	(47,783)	(69,262)
	Termination benefit expenses	(10,811)	(4,325)
	Total employee benefit expenses	(245,564)	(252,416)
	Depreciation and amortization expenses
	Depreciation expense	(216,821)	(196,158)
	Amortization expense	-	-
	Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	(25,927)	(2,816)
	Other expenses, by nature	(347,837)	(23,444)

	Total expenses, by nature	(1,647,667)	(1,541,637)

This table corresponds to the summary from Note 27.2 to 27.6 required by the Chilean Superintendence of Securities and Insurance

27.8	Finance expenses	January to December
		2013	2012
		ThUS$	ThUS$

	Interest expense from bank borrowings and overdrafts	(3,186)	(2,613)
	Interest expense from bonds	(62,966)	(54,130)
	Interest expense from loans	(8,691)	(10,043)
	Capitalized interest expenses	17,232	14,153
	Other finance costs	(997)	(1,462)

	Total	(58,608)	(54,095)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	200

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2013 and December 31, 2012, are as follows:

28.1	Current tax assets:

	12/31/2013	12/31/2012
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	44,018	23,713
Monthly provisional payment Royalty	10,417	2,430
Monthly provisional income tax payments, foreign companies	1,444	1,979
Corporate tax credits (1)	2,025	144
Corporate tax absorbed by tax losses (2)	1,572	1,968
Total	59,476	30,234

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2013 and 2012.

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31, No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (20%, 17%, 16.5%, 16%, 15%, 10% depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	201

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes (continued)

28.1	Current tax assets, continued

Taxpayers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax liabilities:

Current tax liabilities	12/31/2013	12/31/2012
	ThUS$	ThUS$
1st Category income tax	21,466	9,811
Royalty tax on mining activity	-	3,597
Foreign company income tax	10,113	10,206
Article 21 Sole Penalty Tax	128	10
Total	31,707	23,624

Income tax is determined on the basis of the determination of tax result to which the tax rate currently in force in Chile is applied. As established by Law 20.630, beginning on 2012 and after this tax rate is 20%.

The provision for royalty is determined by applying the tax rate determined for the Net operating income (NOI).

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and specific tax on mining.

28.3	Tax earnings

As of December 31, 2013, and December 31, 2012, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	12/31/2013 ThUS$	12/31/2012 ThUS$
Taxable profits with credit rights (1)	1,321,643	1,262,201
Taxable profits without credit right(1)	90,628	138,535
Taxable loss	7,425	9,931
Credit for shareholders	321,006	294,146

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	202

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes (continued)

28.3	Tax earnings, continued

The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The objective of the FUT is to control the accumulated tax profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or Withholding Tax (that levies persons “Not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made during the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

28.4	Income tax and deferred taxes

Assets and liabilities recognized in the Statement of financial position are offset if and only if:

1	The Company has legally recognized before the right the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	203

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a) deductible temporary differences;

(b) the offset of losses obtained in prior periods and not yet subject to tax deduction; and

(c) the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

d.1	Income tax assets and liabilities as of December 31, 2013 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and	Assets	Liabilities	Assets	Liabilities
liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	162,378
Doubtful accounts impairment	-	-	7,030	-
Accrued vacations	-	-	3,566	-
Manufacturing expenses	-	-	-	66,759
Unrealized gains (losses) from sales of products	-	-	84,711	-
Fair value of bonds	-	-	661	-
Severance indemnity	-	-	-	4,628
Hedging	-	-	-	5,261
Inventory of products, spare parts and supplies	1	-	20,828	-
Research and development expenses	-	-	-	7,018
Tax losses	-	-	468	-
Capitalized interest	-	-	-	21,759
Expenses in assumption of bank loans	-	-	-	2,917
Unaccrued interest	-	-	39	-
Fair value of property, plant and equipment	-	-	-	603
Employee benefits	-	-	381	-
Royalty deferred income taxes	-	-	-	7,923
Purchase of intangible assets	-	-	-	235
Provision for lawsuits and legal expenses	-	-	1,878	-
Provision for investment plan	-	-	4,225	-
Provision of fines and crushing site closure	-	-	1,600	-
Other	530	-	-	201
Balance to date	531	-	125,387	279,682
Net balance	531	-	-	154,295

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	204

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2012 are detailed as follows

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and	Assets	Liabilities	Assets	Liabilities
liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	145,251
Doubtful accounts impairment	-	-	5,807	-
Accrued vacations	-	-	3,971	-
Manufacturing expenses	-	-	-	60,160
Unrealized gains (losses) from sales of products	-	-	105,879	-
Fair value of bonds	-	-	3,684	-
Severance indemnity	-	-	-	4,483
Hedging	-	-	-	22,890
Inventory of products, spare parts and supplies	37	-	14,990	-
Research and development expenses	-	-	-	4,917
Tax losses	-	-	1,509	-
Capitalized interest	-	-	-	20,449
Expenses in assumption of bank loans	-	-	-	2,243
Unaccrued interest	-	-	215	-
Fair value of property, plant and equipment	-	-	-	2,743
Employee benefits	-	-	2,027	-
Royalty deferred income taxes	-	-	-	8,430
Purchase of intangible assets	-	-	-	-
Provision for lawsuits and legal expenses	-	-	1,823	-
Provision for investment plan	-	-	2,487	-
Provision of fines and crushing site closure	-	-	745	-
Other	186	-	2,984	-
Balance to date	223	-	146,121	271,566
Net balance	223	-	-	125,445

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	205

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2013

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
Depreciation	145,251	17,127	-	17,127	162,378
Doubtful accounts impairment	(5,807)	(1,223)	-	(1,223)	(7,030)
Accrued vacations	(3,971)	405	-	405	(3,566)
Manufacturing expenses	60,160	6,599	-	6,599	66,759
Unrealized gains (losses) from sales of products	(105,879)	21,168	-	21,168	(84,711)
Fair value of bonds	(3,684)	-	3,023	3,023	(661)
Severance indemnity	4,483	146	-	146	4,629
Hedging	22,890	(17,629)	-	(17,629)	5,261
Inventory of products, spare parts and supplies	(15,027)	(5,802)	-	(5,802)	(20,829)
Research and development expenses	4,917	2,101	-	2,101	7,108
Capitalized interest	20,449	1,310	-	1,310	21,759
Expenses in assumption of bank loans	2,243	674	-	674	2,917
Unaccrued interest	(215)	176	-	176	(39)
Fair value of property, plant and equipment	2,743	(2,140)	-	(2,140)	603
Employee benefits	(2,027)	1,646	-	1,646	(381)
Royalty deferred income taxes	8,430	(507)	-	(507)	7,923
Unused tax losses	(1,509)	1,041	-	1,041	(468)
Purchase of intangible assets	-	235	-	235	235
Provision for lawsuits and legal expenses	(1,823)	(55)	-	(55)	(1,878)
Provision for investment plan	(2,487)	(1,738)	-	(1,738)	(4,225)
Provision of fines and crushing site closure	(745)	(855)	-	(855)	(1,600)
Other	(3,170)	2,841	-	2,841	(329)
Total temporary differences, losses and unused fiscal credits	125,222	25,520	3,023	28,543	153,855

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	206

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2012

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
Depreciation	114,151	31,100	-	31,100	145,251
Doubtful accounts impairment	(4,061)	(1,746)	-	(1,746)	(5,807)
Accrued vacations	(2,642)	(1,329)	-	(1,329)	(3,971)
Manufacturing expenses	54,747	5,413	-	5,413	60,160
Unrealized gains (losses) from sales of products	(97,441)	(8,438)	-	(8,438)	(105,879)
Fair value of bonds	(2,104)	-	(1,580)	(1,580)	(3,684)
Severance indemnity	3,036	1,447	-	1,447	4,483
Hedging	16,636	6,254	-	6,254	22,890
Inventory of products, spare parts and supplies	(7,866)	(7,161)	-	(7,161)	(15,027)
Research and development expenses	4,598	319	-	319	4,917
Capitalized interest	17,461	2,988	-	2,988	20,449
Expenses in assumption of bank loans	1,855	388	-	388	2,243
Unaccrued interest	(386)	171	-	171	(215)
Fair value of property, plant and equipment	(1,539)	4,282	-	4,282	2,743
Employee benefits	(1,177)	(850)	-	(850)	(2,027)
Royalty deferred income taxes	10,035	(1,605)	-	(1,605)	8,430
Unused tax losses	(1,046)	(463)	-	(463)	(1,509)
Purchase of intangible assets	-	-	—	-	-
Provision for lawsuits and legal expenses	(1,848)	25	-	25	(1,823)
Provision for investment plan	(2,861)	374	-	374	(2,487)
Provision of fines and crushing site closure	(640)	(105)	-	(105)	(745)
Other	(618)	(2,552)	-	(2,552)	(3,170)
Total temporary differences, losses and unused fiscal credits	98,290	28,512	(1,580)	26,932	125,222

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	207

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.4	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (net operating loss) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2013 and December 31, 2012, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2013	12/31/2012
	ThUS$	ThUS$

Chile	468	1,509
Other countries	-	-

Other countries	468	1,509

Tax losses as of December 31 correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., Exploraciones Mineras S.A. e Isapre Norte Grande Ltda.

d.5	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2013 and December 31, 2012 are as follows:

	12/31/2013	12/31/2012
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses Carry Forwards	139	139
Doubtful accounts impairment	81	81
Inventory impairment	1,020	1,020
Pensions plan	(536)	(536)
Accrued vacations	29	29
Depreciation	(57)	(57)
Other	(19)	(19)

Balances to date	657	657

Tax losses mainly relate to the United States, and they expire in 20 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	208

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.6	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2013 and December 31, 2012 are detailed as follows:

	12/31/2013	12/31/2012
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	125,222	98,290
Increase (decrease) in deferred taxes in profit or loss	25,519	28,512
Tax Recovery of first category credit absorbed by tax losses	-	-
Increase (decrease) in deferred taxes in equity	3,023	(1,580)

Balances to date	153,764	125,222

d.7	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	209

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2013	12/31/2012
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(113,326)	(187,715)
Adjustments to prior year current income tax	305	145

Current income tax expense, net, total	(113,021)	(187,570)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	(25,518)	(28,512)
Deferred tax expense (income) relating changes in tax rates or the application of new taxes	-	-
Deferred tax expense, net, total	(25,518)	(28,512)

Tax expense (income)	(138,539)	(216,082)

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2013	12/31/2012
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(8,267)	(14,790)
Current income tax expense, domestic, net	(104,769)	(172,780)

Current income tax expense, net, total	(113,036)	(187,570)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	492	474
Deferred tax expense, domestic, net	(25,995)	(28,986)

Deferred tax expense, net, total	(25,503)	(28,512)

Income tax expense	(138,539)	(216,082)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	210

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.8	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the better opportunity for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

d.9	Disclosures on the tax effects of other comprehensive income components:

	12/31/2013
	ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes

Cash flow hedge	15,113	(3,023)	12,090

Total	15,113	(3,023)	12,090

	12/31/2012
	ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes

Cash flow hedge	(6,236)	1,580	(4,656)

Total	(6,236)	1,580	(4,656)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	211

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.10	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying financial gains for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income.)

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the prevailing rate in Chile

	12/31/2013	12/31/2012
	ThUS$	ThUS$
	Income (expense)	Income (expense)

Consolidated income before taxes	613,110	873,451
Income tax rate in force in Chile	20%	20%

Tax expense using the legal rate	(122,622)	(174,690)
Effect of royalty tax expense	(10,277)	(25,486)
Tax effect of non-taxable revenue	5,669	7,419
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(1,955)	(3,091)
Tax effect of tax rates supported abroad	(2,268)	(5,265)
Effect on the tax rate arising from changes in the tax rate	-	-
Other tax effects from the reconciliation between the accounting income and tax expense (income)	(7,086)	(14,969)
Tax expense using the effective rate	(138,539)	(216,082)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	212

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 -	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.11	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

a)	Chile:

According to article 200 of Decree Law No. 830, the tax authority shall review for any deficiencies in its settlement of any taxes to be paid, by applying a requirement of a 3 year term from the expiration of the legal deadline when payment should have been made. In addition, this requirement could be extended to a 6 year term for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented purposely false.

b)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

c)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

d)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

e)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

f)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	213

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 29 -	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of asset	Currency	12/31/2013 ThUS$	12/31/2012 ThUS$
Current assets:
Cash and cash equivalents	BRL	73	20
Cash and cash equivalents	CLP	25,391	76,712
Cash and cash equivalents	CNY	384	181
Cash and cash equivalents	EUR	9,230	3,601
Cash and cash equivalents	GBP	14	70
Cash and cash equivalents	IDR	4	5
Cash and cash equivalents	INR	7	13
Cash and cash equivalents	MXN	428	720
Cash and cash equivalents	PEN	2	75
Cash and cash equivalents	THB	2,161	-
Cash and cash equivalents	YEN	1,435	1,369
Cash and cash equivalents	ZAR	7,229	7,421
Subtotal cash and cash equivalents		46,358	90,187
Other current financial assets	CLP	108,892	182,427
Subtotal other current financial assets		108,892	182,427
Other current non-financial assets	ARS	21	29
Other current non-financial assets	AUD	95	-
Other current non-financial assets	BRL	1	5
Other current non-financial assets	CLF	75	23
Other current non-financial assets	CLP	25,814	42,378
Other current non-financial assets	CNY	33	29
Other current non-financial assets	EUR	5,383	8,534
Other current non-financial assets	MXN	793	736
Other current non-financial assets	PEN	3	55
Other current non-financial assets	THB	13	-
Other current non-financial assets	YEN	-	15
Other current non-financial assets	ZAR	801	702
Subtotal other current non-financial assets		33,032	52,506
Trade and other receivables	AUD	-	14
Trade and other receivables	BRL	32	58
Trade and other receivables	CLF	507	826
Trade and other receivables	CLP	50,112	78,112
Trade and other receivables	CNY	9	2,014
Trade and other receivables	EUR	31,975	47,962
Trade and other receivables	GBP	261	399
Trade and other receivables	MXN	240	200
Trade and other receivables	PEN	92	114
Trade and other receivables	THB	1,823	-
Trade and other receivables	YEN	-	-
Trade and other receivables	ZAR	14,742	16,004
Subtotal trade and other receivables		99,793	145,703
Receivables from related parties	AED	379	-
Receivables from related parties	CLP	517	1,154
Receivables from related parties	EUR	845	34
Receivables from related parties	YEN	197	28
Receivables from related parties	ZAR	9,157	3,312
Subtotal receivables from related parties		11,095	4,528
Current tax assets	AUD	-	452
Current tax assets	CLP	1,033	457
Current tax assets	EUR	75	72
Current tax assets	INR	-	5
Current tax assets	MXN	230	698
Current tax assets	PEN	267	363
Current tax assets	YEN	-	135
Subtotal current tax assets		1,605	2,182
Total current assets		300,775	477,533

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	214

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 29 -	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of asset	Currency	12/31/2013 ThUS$	12/31/2012 ThUS$
Non-current assets:
Other non-current financial assets	BRL	27	30
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	45	54
Subtotal other non-current financial assets		92	104
Other non-current non-financial assets	BRL	191	219
Other non-current non-financial assets	CLP	758	624
Subtotal other non-current non-financial assets		949	843
Non-current rights receivable	CLF	465	602
Non-current rights receivable	CLP	818	709
Subtotal non-current rights receivable		1,283	1,311
Equity-accounted investees	AED	24,215	17,044
Equity-accounted investees	CLP	1,649	1,656
Equity-accounted investees	IDR	802	-
Equity-accounted investees	EUR	7,924	8,495
Equity-accounted investees	INR	-	683
Equity-accounted investees	THB	1,876	1,608
Equity-accounted investees	TRY	15,336	15,431
Subtotal equity-accounted investees		51,802	44,917
Intangible assets other than goodwill	CLP	507	170
Intangible assets other than goodwill	CNY	3	6
Subtotal intangible assets other than goodwill		510	176
Property, plant and equipment	CLP	5,633	3,639
Subtotal property, plant and equipment		5,633	3,639
Total non-current assets		60,269	50,990
Total assets		361,044	528,523

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	215

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 29 -	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2013			12/31/2012
Class of liability	Currency	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	1,455	77,866	79,321	5,967	7,465	13,432
Other current financial liabilities	CLP	-	141,704	141,704	1,265	1,470	2,735
Subtotal other current financial liabilities		1,455	219,570	221,025	7,232	8,935	16,167
Trade and other payables	ARS	3	-	3	1	-	1
Trade and other payables	BRL	64	-	64	71	-	71
Trade and other payables	CHF	1	-	1	155	-	155
Trade and other payables	CLP	55,785	26,224	82,009	132,037	35	132,072
Trade and other payables	CNY	117	-	117	1,642	-	1,642
Trade and other payables	EUR	18,654	-	18,654	18,983	279	19,262
Trade and other payables	GBP	6	-	6	142	-	142
Trade and other payables	INR	1	-	1	4	-	4
Trade and other payables	MXN	485	-	485	808	2	810
Trade and other payables	PEN	3	-	3	36	-	36
Trade and other payables	YEN	-	-	-	66	49	115
Trade and other payables	ZAR	2,517	-	2,517	1,810	-	1,810
Subtotal trade and other payables		77,636	26,224	103,860	155,755	365	156,120
Other current provisions	ARS	62	-	62	-	-	-
Other current provisions	BRL	821	595	1,416	17	1,606	1,623
Other current provisions	CLP	6	-	6	28	-	28
Other current provisions	EUR	7	-	7	248	-	248
Other current provisions	INR	1	-	1	-	-	-
Subtotal other current provisions		897	595	1,492	293	1,606	1,899
Current tax liabilities	INR	-	-	-	5	-	5
Current tax liabilities	BRL	-	-	-	-	3	3
Current tax liabilities	CLP	-	33	33	-	2,660	2,660
Current tax liabilities	CNY	-	-	-	-	22	22
Current tax liabilities	EUR	-	1,553	1,553	-	2,742	2,742
Current tax liabilities	MXN	-	-	-	36	-	36
Current tax liabilities	ZAR	-	-	-	-	55	55
Subtotal current tax liabilities		-	1,586	1,586	41	5,482	5,523
Current provisions for employee benefits	CLP	24,172	-	24,172	7,557	14,760	22,317
Current provisions for employee benefits	MXN	156	-	156	-	212	212
Subtotal current provisions for employee benefits		24,328	-	24,328	7,557	14,972	22,529

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	216

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 29 -	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2013			12/31/2012
Class of liabilities	Currency	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	55	-	55	12	44	56
Other current non-financial liabilities	CLP	7,055	19,922	26,977	9,561	26,714	36,275
Other current non-financial liabilities	CNY	18	-	18	26	-	26
Other current non-financial liabilities	EUR	2,442	-	2,442	637	-	637
Other current non-financial liabilities	MXN	720	62	782	250	103	353
Other current non-financial liabilities	AUD	-	-	-	-	-	-
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	THD	-	-	-	-	-	-
Other current non-financial liabilities	ZAR	8	-	8	9	-	9
Subtotal other current non-financial liabilities		10,368	19,984	30,352	10,565	26,861	37,426
Total current liabilities		114,684	267,959	382,643	181,443	58,221	239,664

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	217

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 29 -	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2013				12/31/2012
Class of liabilities	Currency	Over 1 year up to 3 years ThUS$	Over 3 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$	Over 1 year up to 3 years ThUS$	Over 3 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	12,957	57,168	293,844	363,969	85,681	61,119	321,857	468,657
Other non-current financial liabilities	CLP	-	-	-	-	151,500	-	-	151,500
Subtotal other non-current financial liabilities		12,957	57,168	293,844	363,969	237,181	61,119	321,857	620,157

Deferred tax liabilities	CLP	-	-	-	-	-	-	43	43
Deferred tax liabilities	MXN	-	-	-	-	159	-	-	159
Subtotal deferred tax liabilities		-	-	-	-	159	-	43	202
Non-current provisions for employee benefits	CLP	-	-	28,532	28,532	-	-	33,766	33,766
Non-current provisions for employee benefits	MXN	-	-	131	131	-	-	132	132
Non-current provisions for employee benefits	YEN	-	-	494	494	-	-	532	532
Subtotal non-current provisions for employee benefits		-	-	29,157	29,157	-	-	34,430	34,430
Total non-current liabilities		12,957	57,168	323,001	393,126	237,340	61,119	356,330	654,789

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	218

Notes to the Consolidated Financial Statements as of December 31, 2013

Note 30 –	Subsequent events

30.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2013 were approved and authorized for issuance by the Board of Directors at their meeting held on March 4, 2014.

30.2	Disclosures on events occurring after the reporting date

Management is not aware of any significant events that occurred between December 31, 2013 and the date of issuance of these consolidated financial statements that may significantly affect them.

30.3	Detail of dividends declared after the reporting date

At the date of these financial statements, there are no dividends declared after the balance sheet date.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	219

Notes to the Consolidated Financial Statements as of December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: April 03, 2014
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

220